Exhibit 2.1

ASSET PURCHASE AGREEMENT

AMONG

GEOMET, INC.,

GEOMET OPERATING COMPANY, INC.,

AND

GEOMET GATHERING COMPANY, LLC,

AS SELLERS,

AND

ARP MOUNTAINEER PRODUCTION, LLC,

AS BUYER,

AND, FOR THE SOLE PURPOSE OF SECTION 7.21,

ATLAS RESOURCE PARTNERS, L.P.

i

6.1	The Closing	19
6.2	Sellers’ Deliveries	19
6.3	Buyer’s Deliveries	20
6.4	Termination	21
6.5	Defects; Consents; Preferential Rights	23
6.6	Transfer of Books and Records	25
6.7	Taxes	25
6.8	Purchase Price Allocation	25
6.9	Seller’s Actions Prior to Closing	25
6.10	Conditions to Obligation of Buyer to Close	26
6.11	Conditions to Obligation of Sellers to Close	26
6.12	Adjustment of Purchase Price for Seller Breach; Closing Over Breaches or Unsatisfied Conditions	27
6.13	Non-Solicitation; Superior Proposal	27
6.14	GeoMet Proxy Statement; GeoMet Stockholders Meeting	30

Article VII MISCELLANEOUS		31
7.1	Notices	31
7.2	Entire Agreement	31
7.3	Severability	31
7.4	Assignment	32
7.5	Successors	32
7.6	Counterparts	32
7.7	Drafting	32
7.8	Governing Law	32
7.9	WAIVER OF JURY TRIAL; VENUE	32
7.10	Paragraph Headings	32
7.11	Costs	32
7.12	Survival of Provisions	32
7.13	Schedules/Exhibits	33
7.14	Casualty Loss	33
7.15	Employees	33
7.16	Signs and Operatorship	33
7.17	Time of the Essence	33
7.18	Waiver of Certain Damages	34
7.19	INDEMNITY OBLIGATION	34
7.20	Financial Information	36
7.21	Guaranty of Performance	36

Exhibit List

Exhibit A – Form of Assignment
Exhibit B – Leases and Wells
Exhibit C – Easements and Rights of Way
Exhibit D – Existing Lease Burdens
Exhibit E – Form of Transition Services Agreement
Exhibit F – Form of Employee Resignation Letter

ii

This ASSET PURCHASE AGREEMENT (the “Agreement”), dated February [•], 2014, but to be effective as of the Effective Date (defined below), by and among GeoMet, Inc., a Delaware corporation (“GeoMet”), GeoMet Operating Company, Inc., an Alabama corporation (“Operator”), and GeoMet Gathering Company, LLC, an Alabama limited liability company (“Gathering” and, together with GeoMet and Operator, the “Sellers” and each a “Seller”), whose address is 909 Fannin Street, Suite 1850, Houston, Texas 77002 and ARP Mountaineer Production, LLC, a Delaware limited liability company (“Buyer”), and joining this Agreement for the sole purpose of Section 7.21, Atlas Resource Partners, L.P., a Delaware limited partnership (“Parent”).  Buyer and Sellers may sometimes hereinafter be referred to individually as a “Party” and together as the “Parties”.

WITNESSETH

WHEREAS, the Sellers own certain interests in the Assets (as hereinafter defined);

WHEREAS, the Sellers desire to sell and convey and Buyer desires to purchase and acquire the Assets and assume the Assumed Liabilities (as hereinafter defined), effective as of the Effective Date; and

WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Buyer and Parent to enter into this Agreement, certain of the GeoMet Stockholders have entered into a voting agreement with Buyer and Parent pursuant to which, among other things, such GeoMet Stockholders have agreed to vote in favor to adopt a resolution authorizing this Agreement and the transactions contemplated hereby and to take certain other actions in furtherance of the transactions contemplated hereby, in each case, upon the terms and subject to the conditions and limitations set forth in such voting agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer, and Sellers, intending to be legally bound hereby, agree as follows:

ARTICLE I
DEFINITIONS

The following terms shall have the meanings ascribed to them below when used in this Agreement:

“Acceptable Confidentiality Agreement” shall mean a confidentiality agreement similar to the Confidentiality Agreement (with respect to the confidentiality provisions contained therein).

“Access Period” shall have the meaning set forth in Section 7.20.

“Acquisition Proposal” shall mean any inquiry, offer, or proposal, or any indication of interest in making an offer or proposal, (whether or not in writing) made by any Person (other than Buyer) relating to any direct or indirect (a) acquisition or purchase, in one transaction or a series of transactions, of any assets or businesses of the Sellers equal to fifteen percent (15%) or more of the fair market value of the Sellers’ consolidated assets or to which fifteen percent (15%) or more of the Sellers’ net revenues or net income on a consolidated basis are attributable, (b) acquisition of fifteen percent (15%) or more of the voting equity interests of any Seller, (c)  tender offer or exchange offer that if consummated would result in any Person (other than Buyer) beneficially owning (within the meaning of Section 13(d) of the Exchange Act) fifteen percent (15%) or more of the voting equity interests of any Seller, (d) merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving any Seller, pursuant to which such Person (other than Buyer) would acquire fifteen percent (15%) or more of any class of securities of any Seller that represents fifteen percent (15%) or more of the consolidated assets, net revenues, or net income of the Sellers, taken as a whole, or of any resulting parent company of any such Seller, or (e) any combination of the foregoing (in each case, other than the transactions contemplated by this Agreement).

“Adjusted Purchase Price” shall have the meaning set forth in Section 3.2.

“Adjustment Period” shall mean the period of time between the Effective Date and the Closing Date.

“Affiliate” shall mean (a) any Person, more than 50% of which is owned or controlled by, directly or indirectly, any party to this Agreement, and (b) with respect to Buyer, Parent.

“Agreement” shall have the meaning set forth in the Preamble.

“Allocated Value” and “Allocated Values” shall have the meaning set forth in Section 3.5.

“Alternative Acquisition Agreement” shall mean any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other agreement relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

“Assets” shall mean the Sellers’ collective interest in:

(a)           The coalbed methane leases, oil and gas leases, oil, gas and coalbed methane leases and oil, gas and mineral leases (collectively, the “Leases”) which authorize or relate to the exploration for and/or production of oil, gas, coalbed methane, natural gas liquids and/or other minerals (collectively, “Hydrocarbons”) from, or otherwise cover, or relate to the Wells including, without limitation, those described on Exhibit B, as to all depths covered thereby (collectively, the “Properties”, which definition shall be deemed to include the Wells);

(b)           All wells (including the Wells), personal property, fixtures, Equipment and improvements located on the Leases or the Properties, or used or obtained exclusively in connection with the ownership, exploration, development or operation of the Leases or the Properties or the production, sale, processing, treating, storing, gathering, transportation or disposal of Hydrocarbons, water or any other substances produced therefrom or attributable thereto;

(c)           All Hydrocarbons produced from or allocated to the Wells and Leases (i) from and after the Effective Date or (ii) in storage on the Assets as of the Effective Date;

(d)           The easements and rights-of-way, including those described on Exhibit C, together with all gathering lines, pipes, valves, gauges, meters and other measuring equipment, regulators, compression equipment, extractors, tubing, pipelines, fuel lines, structures, facilities (including processing and separation facilities), improvements, fittings, materials and other improvements, fixtures and/or personal property (whether now owned or hereafter acquired by operation of law or otherwise) used in the gathering or transportation of Hydrocarbons from the Wells and the Leases;

(e)           To the extent assignable without payment of any fee or penalty (other than a fee or penalty Buyer has agreed in writing to pay), all contracts, agreements, surface use agreements, permits, licenses, gas purchase or sales contracts, gas gathering contracts, gas treating contracts, leases, licenses, easements, rights under orders of regulatory authorities having jurisdiction with respect to the foregoing, and other properties and rights of every nature whatsoever in or incident to the ownership, exploration, development, use or treating, storing, gathering, transportation or disposal of Hydrocarbons, water or any other substance from the foregoing, including, without limitation, those set forth on Schedule 4.7 (the “Oil and Gas Contracts”);

(f)            To the extent assignable without payment of any fee or penalty (other than a fee or penalty Buyer has agreed in writing to pay), all files, books, logs, geological data, land, title, production, accounting (but not including Sellers’ corporate books, general financial accounting or tax accounting records), and engineering records, well files, and logs and seismic data and other geophysical information, and other records relating to the Equipment and the Properties customary in the sale of property (“Books and Records”); and

(g)           All office leases, vehicles and computers identified on Schedule 1(g) and all office supplies and equipment, tools, store stock, inventory and spare parts located on the Leases or used exclusively in connection with the ownership or operation of the Properties.

“Assignment” shall mean the Assignment, Bill of Sale and Conveyance in substantially the forms attached hereto as Exhibit A.

“Assumed Liabilities” shall mean all of the Sellers’ liabilities, obligations and duties, both known and unknown to the Sellers, whensoever arising or accruing, under (i) the Assets (other than the Oil and Gas Contracts); (ii) the Oil and Gas Contracts (other than for breach by any Seller of any Oil and Gas Contract (excluding the Leases) prior to the Effective Date); (iii) any Legal Requirements (including, for the avoidance of doubt, any Environmental Statute); and (iv) any Seller Indemnified Claims to the extent that the Sellers’ indemnity obligation thereunder has expired or terminated in accordance herewith; including, without limitation, all of the Sellers’ liabilities and obligations with respect to plugging, replugging and abandonment of any Wells and remediation of any of the Assets, provided that the Assumed Liabilities shall not include any of the Excluded Liabilities or any of the matters covered by Sellers’ indemnification of Buyer under Section 7.19(b).

“Benefit Plan” shall mean any “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and any employment, retention, profit-sharing, bonus, stock option, stock purchase, restricted stock and other equity- or equity-based, incentive, deferred compensation, severance, termination or other benefit plan, program, policy, agreement or arrangement sponsored, maintained or contributed to by any Seller or any of such Seller’s Affiliates or any of their respective ERISA Affiliates for the benefit of any current or former employee, other than any Multiemployer Plan.

“Books and Records” is defined in the definition of “Assets”.

“Business Day” shall mean a day, other than a Saturday, Sunday or another day on which commercial banking institutions in Houston are authorized or required by Legal Requirements to be closed.

“Buyer” shall have the meaning set forth in the Preamble.

“Buyer Indemnified Claims” shall have the meaning set forth in Section 7.19(a).

“Buyer’s Auditor” shall have the meaning set forth in Section 7.20.

“Casualty Defect” shall have the meaning set forth in Section 7.14.

“Change of Recommendation” shall have the meaning set forth in Section 6.13(e).

“Claims” shall mean any and all claims, demands, suits, causes of action, losses, damages, liabilities, fines, penalties and costs (including attorneys’ fees and costs of litigation or arbitration).

“Closing” shall mean the consummation of the transactions contemplated by this Agreement.

“Closing Date” shall have the meaning set forth in Section 6.1.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, by and between GeoMet and Atlas Energy Holdings Operating Company, LLC, dated January 13, 2014.

“Controlled Group” shall have the meaning set forth in Section 4.20.

“Defect Notice” shall have the meaning set forth in Section 6.4(c).

“Defect Value” shall mean:

(a)           in the case of Title Defects, (i) if the Title Defect asserted is that the actual Net Revenue Interest attributable to any Well is less than that stated on Schedule 3.5, then the Defect Value is the product of the Allocated Value attributed to such Well, multiplied by a fraction, the numerator of which is the difference between the Net Revenue Interest set forth on Schedule 3.5 and the actual Net Revenue Interest, and the denominator of which is the Net Revenue Interest stated on Schedule 3.5; or (ii) if the Title Defect represents an obligation, encumbrance, burden or charge upon any affected Well (including any increase in Working Interest for which there is not a proportionate increase in Net Revenue Interest), the amount of the Defect Value is to be determined by taking into account the Allocated Value of the Well, the portion of the Well affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the affected Well, and the Defect Value finally determined in accordance with the terms of this Agreement;

(b)           in the case of Environmental Defects, the Defect Value shall be the estimated amount of all reasonable costs and claims associated with the existence, remediation or correction of the Environmental Defects; and

(c)           in the case of Casualty Defects, the amount of the Defect Value is to be determined by taking into account the Allocated Value of the Well, the potential economic effect of the Casualty Defect over the life of the affected Well, and the Defect Value placed upon the Casualty Defect by Buyer and Sellers.

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“Due Diligence Period” shall mean a period from the execution of this Agreement to five (5) days prior to the Closing Date in which Buyer, at its sole cost and expense, shall have the opportunity to make a physical inspection of the Assets and any Books and Records related thereto including, but not limited to, assessment of Environmental Conditions; provided, however, that Buyer’s assessment of Environmental Conditions shall be limited to a standard Phase I environmental review of the Properties and Seller’s Books and Records and shall not include any intrusive test or procedure (including, without limitation, any digging, boring, or sampling of soils).

“Effective Date” shall mean 12:01 a.m. on January 1, 2014.

“End Date” shall mean September 30, 2014.

“Encumbrance” shall mean any mortgage, lien, security interest, pledge, charge, encumbrance, claim, limitation, burden or hypothecation.

“Environmental Condition” shall mean any existing condition of the soil, subsurface, surface waters, ground waters, atmosphere or other environmental medium, whether or not yet discovered, which could reasonably be expected to result in any material damage, loss, cost, expense, claim, demand, investigation, lien or liability relating to the Assets under any Environmental Statute.

“Environmental Consultant” shall have the meaning set forth in Section 6.5(b).

“Environmental Defect” shall mean hazardous wastes or substances located, generated or emitted on or from the Assets which are not in material compliance with applicable Environmental Statutes.

“Environmental Statute” shall mean the Resource Conservation and Recovery Act of 1976, as amended prior to the Closing Date, the Clean Air Act, as amended prior to the Closing Date, the Clean Water Act, as amended prior to the Closing Date, and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Superfund Amendments and Reauthorization Act of 1986 and the Hazardous Materials Transportation Act prior to the Closing Date, together with all other federal, state, and other governmental laws, regulations, orders, interpretations or rulings issued prior to the Closing Date, and other Legal Requirements relating to air or water quality, hazardous or solid wastes, hazardous substances or any other environmental matters.

“Equipment” shall mean those items of equipment (i) located on the Properties; (ii) appurtenant thereto, and/or (iii) used exclusively in connection with the Assets and/or the Wells.

“ERISA” shall have the meaning set forth in Section 4.20.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Escrow Account” means an escrow account covered by an escrow agreement acceptable to Sellers, Buyer and Escrow Agent.

“Escrow Agent” means Capital One, National Association.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended.

“Excluded Assets” shall mean (i) all of Sellers’ (and their Affiliates’) corporate minute books, financial records and other business records that relate to Sellers’ (or an Affiliate of Sellers’) business generally; (ii) except to the extent relating to any Assumed Liabilities and except to the extent relating to any gas imbalances, all trade credits, all accounts, receivables and all other proceeds, income or revenues attributable to the Assets with respect to any period of time prior to the Effective Date; (iii) except to the extent relating to any Assumed Liabilities, all claims and causes of action of Sellers (or any of their Affiliates) arising under or with respect to any of the Oil and Gas Contracts that are attributable to periods of time prior to the Effective Date (including claims for adjustments or refunds); (iv) subject to Section 7.14(b), all rights and interests relating to the Assets prior to the Effective Date: (a) under any existing policy or agreement of insurance, (b) under any bond or (c) to any insurance proceeds or awards arising, in each case, from acts, omissions or events, or damage to or destruction of property; (v) all Hydrocarbons produced from or allocated to the Assets prior to the Effective Date; (vi) all claims for refunds, credits, loss carryforwards and similar tax assets with respect to (a) any Taxes attributable to any period prior to the Effective Date, (b) income, franchise and similar Taxes of Seller or its Affiliates or (c) any Taxes attributable to any of the assets or properties described in this definition; (vii) except as described in clause (g) of the definition of “Assets”, all personal computers and associated peripherals and all radio and telephone equipment located on the Leases or used in connection with the Properties; (viii) all of Sellers’ (and their Affiliates’) proprietary computer software, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property; (ix) all documents and instruments of Sellers (or any of their Affiliates) that may be protected by an attorney-client privilege; (x) all data that cannot be disclosed to Buyer as a result of confidentiality arrangements; (xi) all audit rights and obligations arising under any of the Oil and Gas Contracts or otherwise with respect to any period prior to the Effective Date; (xii) documents prepared or received by Sellers or any of their Affiliates with respect to (a) lists of prospective purchasers for the Assets, (b) bids submitted by other prospective purchasers of the Assets, (c) analyses by Sellers or their Affiliates of any bids submitted by any prospective purchaser, (d) correspondence between or among Sellers (and/or any of their Affiliates), their representatives and any prospective purchaser other than Buyer and (e) correspondence between Sellers (and/or any of their Affiliates) or any of their representatives with respect to any bids, the prospective purchasers or the transactions contemplated by this Agreement; (xiii) except as described in clause (g) of the definition of “Assets”, any personal property located in or on any offices located on the Leases; (xiv) any swap, future, forward, derivative transaction, option or other similar agreement; and (xv) the Services Agreement.

“Excluded Liabilities” shall mean (a) liabilities or obligations arising from a breach of any of the covenants of Sellers under this Agreement, (b) liabilities or obligations relating to any Excluded Asset and (c) liabilities or obligations arising from a breach by any Seller of any Oil and Gas Contract (excluding the Leases) prior to the Effective Date.

“Existing Burdens” shall mean Lease Burdens set forth on Exhibit D and Permitted Encumbrances of record as of the Effective Date.

“Filings” shall have the meaning set forth in Section 7.20.

“Final Adjusted Purchase Price” shall have the meaning set forth in Section 3.3.

“Final Settlement Statement” shall have the meaning set forth in Section 3.3.

“Fundamental Representation” shall mean (i) with respect to any Seller, its representations or warranties under Sections 4.1 through 4.4, inclusive, and Sections 4.6, 4.8, 4.15 and 4.20 and (ii) with respect to Buyer, its representations or warranties under Sections 5.1 through 5.3, inclusive, and Section 5.8.

“Gathering” shall have the meaning set forth in the Preamble.

“GeoMet” shall have the meaning set forth in the Preamble.

“GeoMet Board” shall mean the Board of Directors of GeoMet or any committee thereof.

“GeoMet Board Recommendation” shall mean resolutions duly adopted at a meeting of all directors of GeoMet duly called and held and, at or prior to the date hereof, not subsequently rescinded or modified in any way, pursuant to which the GeoMet Board has (i) determined that this Agreement and the transactions contemplated hereby, are expedient, fair to, and in the best interests of GeoMet and the GeoMet Stockholders, (ii) approved this Agreement and the transactions contemplated hereby, (iii) resolved to recommend that the GeoMet Stockholders adopt a resolution authorizing this Agreement and the transactions contemplated hereby, and (iv) directed that such matter be submitted for consideration of the GeoMet Stockholders at the GeoMet Stockholders Meeting.

“GeoMet Common Stock” means the Common Stock, par value $0.001 per share, of GeoMet.

“GeoMet Financial Advisor” shall have the meaning set forth in Section 4.2(c).

“GeoMet Preferred Stock” means the Series A Convertible Redeemable Preferred Stock, par value $0.001 per share, of GeoMet.

“GeoMet Proxy Statement” means a proxy statement or information statement, and related documents and instruments, of GeoMet to be filed with the SEC in connection with the transactions contemplated hereby, and any amendments thereto or supplements thereto, in order to seek the Requisite Shareholder Vote.

“GeoMet Stock” shall mean the GeoMet Common Stock and the GeoMet Preferred Stock.

“GeoMet Stockholders” shall mean the holders of the GeoMet Common Stock and the GeoMet Preferred Stock.

“GeoMet Stockholders Meeting” shall mean the special meeting of the GeoMet Stockholders to be held upon at least 20 days’ notice to adopt a resolution authorizing this Agreement and the transactions contemplated hereby pursuant to § 271 of the DGCL.

“Good and Marketable Title” shall mean with respect to the title of GeoMet, entitles GeoMet to receive from a Well not less than the interest shown on Exhibit B hereto as the aggregate Net Revenue Interest without reduction, suspension or termination throughout the duration of such property (except with respect to make-up provisions to other working interest owners or non-consent elections under operating agreements), obligates GeoMet to bear a percentage of costs and expenses relating to the maintenance, development and operation of such property not greater than the interest shown on Exhibit B hereto as Working Interest (unless there is a corresponding increase in the Net Revenue Interest), and, with respect to the Sellers, such title is free and clear (other than the Permitted Encumbrances) of Title Defects taken or effective at or prior to Closing.

“Hard Consent” shall have the meaning set forth in Section 6.5(c).

“Hydrocarbons” is defined in the definition of “Assets”.

“Independent Accountant” shall have the meaning set forth in Section 3.4.

“Knowledge” shall mean (i) as to the Sellers, as to Bill Rankin, Tony Oviedo or Brett Camp, such individual is actually aware of such fact or matter after due inquiry by such individuals of Sellers’ senior employees and officers and (ii) as to Buyer, as to Daniel Herz, Mark Schumacher or Will Ulrich, such individual is actually aware of such fact or matter after due inquiry by such individuals of Buyer’s senior employees and officers.

“Lantana” shall have the meaning set forth in Section 4.8.

“Lease Burdens” shall mean all Royalties and such other rights to share in the Production from the Wells of record or, if not of record, as set forth on Exhibit D hereto.

“Lease Operating Expenses” shall mean, except as set forth in the proviso at the end of this definition, any and all costs and expenses properly charged by the operator of the Wells pursuant to the applicable operating agreement governing operations on such Wells (or, for any Wells not governed by an operating agreement, pursuant to any industry standard COPAS accounting procedures and the Services Agreement), to include, by way of example and not limitation, those charges and costs permitted under Articles II and III of the COPAS accounting procedure attached to the operating agreements as an exhibit and the Services Agreement; provided, however, that in no event shall Lease Operating Expenses include more than 50% of the normal and customary overhead charges charged through any applicable operating agreement, pursuant to COPAS accounting procedures or pursuant to the Services Agreement for 100% owned properties, representing 298 Wells.

“Legal Requirements” shall mean any law, statute, ordinance, decree, requirement, order, judgment, rule or regulation including by way of example and not limitation the terms of any license, permit, certificate, or abandonment approval promulgated prior to, or at the time of the Closing, by any governmental authority, including without limitation, any bonding requirements of Buyer or other regulatory approval governing the transfer of operations to Buyer.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Multiple Employer Plan” means any employee benefit plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of Section 4063 of ERISA.

“Net Revenue Interest” shall mean a Revenue Interest less all Lease Burdens applicable to such Revenue Interest.

“Notice Period” shall have the meaning set forth in Section 6.13(e).

“Oil and Gas Contracts” is defined in the definition of “Assets”.

“Operating” shall have the meaning set forth in the Preamble.

“Ordinary Course of Business” shall mean the ordinary course of business and conduct of operations consistent with past custom and practice, and shall include, without limitation, operations of a kind and nature conducted in a manner consistent with those of a reasonably prudent operator in the same or similar circumstances.

“Outstanding Obligations” shall mean those Royalties due and owing as of the Closing Date, and which Sellers have not paid as of the Closing Date.  Buyer agrees to be responsible for reporting all unpaid/unclaimed royalties to the State of West Virginia or Virginia to the extent Sellers turn over suspended funds to Buyer.

“Parent” shall have the meaning set forth in the Preamble.

“Party” and “Parties” shall have the meaning set forth in the Preamble.

“Performance” shall mean compliance with and completion to the satisfaction of all applicable governmental authorities and in accordance with all laws.

“Permitted Encumbrances” shall mean: (i) lessors’ royalties, overriding royalties, reversionary interests and similar burdens of record, in each case so long as they do not operate to reduce the Net Revenue Interest of GeoMet below that set out in Exhibit B; (ii) division orders and sales contracts terminable upon no more than 90 days’ notice to the purchaser thereunder and those certain sales contracts which are listed on Schedule 4.7 hereto; (iii) preferential rights to purchase and required third-party consents and similar agreements with respect to which waivers or consents are obtained from the appropriate parties or the appropriate time period for asserting the right has expired without an exercise of the rights prior to the Closing Date; (iv) any non-perfected liens for taxes or assessments or, if perfected, that are being contested in good faith in the normal course of business; (v) any non-perfected materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar liens or charges arising in the Ordinary Course of Business or, if perfected, their validity is being contested in good faith by appropriate action; (vi) all rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil and gas leases or interests therein if they are customarily obtained subsequent to the sale or conveyance; (vii) conventional rights of reassignment prior to release or termination of a leasehold interest; (viii) easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations that do not materially adversely affect the ownership, operation or value of the Assets; (ix) all rights reserved to or vested in any governmental authority to control or regulate any of the Assets in any manner, and all applicable laws, rules and orders of a governmental authority; (x) any encumbrance on or affecting the Assets which is paid by Sellers at or prior to Closing or which is discharged at or prior to Closing; (xi) defects in the chain of title consisting of the failure to recite marital status in a document or omissions of successions of heirship or estate proceedings; (xii) defects or irregularities in title that relate solely to conflicting claims of ownership between the oil and gas estate and the coal estate; (xiii) defects or irregularities in title, or Encumbrances, in either case that cannot be enforced against Sellers due to the expiration of any applicable limitations period; (xiv) any other liens, charges, encumbrances, contracts, agreements, instruments, obligations, defects and irregularities affecting the Assets which taken individually or together do not interfere materially adversely affect the ownership, operation, value or use of any of the Assets that does not constitute indebtedness for borrowed money and which does not (a) reduce any Seller’s Net Revenue Interest below that stated on Schedule 3.5 or (b) increase any Sellers’ Working Interest above that stated on Schedule 3.5 without a corresponding proportionate increase in Net Revenue Interest; and (xv) any Title Defects that Buyer shall have expressly waived in writing.

“Person” shall mean an individual, group, partnership, corporation, trust, limited liability company or other entity.

“Production” shall mean all Hydrocarbons produced, saved and sold from the Wells.

“Proposed Settlement Statement” shall have the meaning set forth in Section 3.3.

“Purchase Price” shall mean $107,000,000.00, subject to adjustment pursuant to the terms of this Agreement.

“Representation and Warranty Damages” shall have the meaning set forth in Section 6.12(a).

“Representatives” shall mean any Person’s directors, officers, employees, attorneys, advisors, and investment bankers.

“Requisite Stockholder Vote” means the approval of this Agreement and the transactions contemplated hereby by affirmative vote or written consent of (i) at least fifty percent (50%) of the outstanding shares of GeoMet Preferred Stock and (ii) a majority of the outstanding shares of GeoMet Common Stock including the outstanding shares of GeoMet Preferred Stock on an as converted basis voting together with the holders of GeoMet Common Stock as a single class.

“Revenue Interest” shall mean the gross revenues from Production attributable to a Working Interest.

“Royalty” shall mean that proportionate share of Production payable to the owners of the mineral estate pursuant to a Lease attributable to any Well.

“SEC” means the US Securities and Exchange Commission.

“Seller Indemnified Claims” shall have the meaning set forth in Section 7.19(b).

“Sellers” shall have the meaning set forth in the Preamble.

“Sellers’ Lenders” shall have the meaning set forth in Section 6.2(d).

“Services Agreement” shall mean collectively (i) that certain Contract Operator Agreement, dated as of January 1, 2002, between Seller and Operator, as may be amended, modified or supplemented from time to time and (ii) that certain Amended and Restated Administrative Services Agreement, dated as of January 1, 2007 by and among Seller, Gathering and Operator, as may be amended, modified or supplemented from time to time.

“Superior Proposal” shall mean any bona fide written Acquisition Proposal that did not result from a breach of this Agreement (provided, that for purposes of this definition references to “fifteen percent (15%)” in the definition of “Acquisition Proposal” shall be deemed to be references to “fifty percent (50%)”), that the GeoMet Board determines in good faith (after consultation with outside legal counsel and financial advisors) is more favorable to GeoMet and the GeoMet Stockholders than the transactions contemplated by this Agreement (taking into account all factors the GeoMet Board deems relevant (including financial, legal, regulatory and other aspects of such Acquisition Proposal), and including all of the terms and conditions of such proposal and the transactions contemplated by this Agreement, this Agreement or any revisions to the terms of this Agreement proposed by the Buyer during the notice period set forth in Section 6.13(e)).

“Taxes” shall mean all ad valorem, severance, and other taxes or fees levied upon or measured by Production, personal property taxes, real property taxes, and any and all other taxes or fees of whatever type or kind assessed or which are attributable to the ownership of the Assets or Production therefrom, but excluding (1) any federal, state, local or foreign income tax (including any interest, penalty, or addition to tax) measured or imposed on the net income of a Party or any of their Affiliates and (2) any tax (including any interest, penalty or addition to tax) imposed by a state on any Seller’s or any of their affiliates’ net income, margin and/or capital for the privilege of engaging in business in the state.  Taxes based on or measured by Production or the value thereof shall be deemed attributable to the period when such production occurred notwithstanding that such Taxes are not assessed or payable until a subsequent period.

“Termination Fee” shall mean $4,280,000.00.

“Title Consultant” shall have the meaning set forth in Section 6.5(b).

“Title Defect” shall mean any encumbrance, encroachment, irregularity, defect in, or objection to Sellers’ title to any Asset (other than Permitted Encumbrances), which, alone or in combination with other defects, renders Sellers’ title to such property less than Good and Marketable Title.

“Transition Services Agreement” shall mean a transition services agreement substantially in the form of Exhibit E.

“Well” or “Wells” shall mean GeoMet’s interest in those wells set forth on Exhibit B attached hereto and all other wells and wellbores located on the Leases or on properties unitized or pooled with the Leases as of the Effective Date.

“Working Interest” shall mean a lessee’s interest in any Well.

ARTICLE II
PURCHASE AND SALE OF ASSETS;
ASSUMPTION OF LIABILITIES

Subject to the terms of this Agreement, the Sellers hereby agree to sell, transfer, convey and deliver unto the Buyer, and Buyer hereby agrees to purchase, acquire and assume, the Assets and the Assumed Liabilities, effective as of the Effective Date.  Each Seller shall remain liable and Buyer shall not assume liability for such Seller’s Excluded Liabilities.

ARTICLE III
PURCHASE PRICE

3.1          Payment of the Purchase Price.  In consideration of the conveyance of the Assets and the representations and warranties of the Sellers made herein, and subject to the terms and conditions hereof, Buyer shall pay to the Sellers at Closing the Adjusted Purchase Price by wire transfer in immediately available funds to the account described on Schedule 3.1 hereto. The Adjusted Purchase Price shall be allocated as set forth on Schedule 3.5.

3.2          Purchase Price Adjustments.  “Adjusted Purchase Price” shall mean the Purchase Price, plus or minus the amounts as set forth below:

(a)           The Purchase Price shall be adjusted upward by the amount of all costs listed below (without duplication) accruing to and paid by the Sellers during the Adjustment Period which were incurred in the Ordinary Course of Business in connection with (i) Production, processing or other operations directly related to the Assets, (ii) maintenance of any of the Properties, (iii) acquisition, extension or renewal between the Effective Date and the date hereof of any Assets (unless incurred in order to cure Title Defects), (iv) any Lease Operating Expenses, exploration or development activities on the Properties or related to drilling, completion, recompletion, or workover activities on wells located on the Properties and conducted during the Adjustment Period, (v) expenditures directly attributable to the Assets made by Seller prior to the Effective Date for which Buyer will receive the benefit, as specifically set forth on Schedule 3.2(a)(v), and (vi) the aggregate amount of all other expenditures made by the Sellers after the Effective Date for costs and expenses directly attributable to the Assets with respect to periods after the Effective Date (other than expenditures made to cure Title Defects or in connection with remediation of Environmental Defects after the Effective Date).

(b)           The Purchase Price shall be adjusted upward by an amount equal to the value of all merchantable oil or condensate produced from the Assets and in storage above the pipeline connection as of the Effective Date (value to be actual contract price in effect as of the Effective Date net of any applicable royalties, and production, severance or sales taxes) that will be conveyed to Buyer pursuant to the terms of this Agreement.

(c)           The Purchase Price shall be adjusted upward with respect to each (i) Well that is underproduced relative to the other undivided interests in such Well and (ii) any pipeline imbalances where the Sellers are underdelivered or underproduced parties, by an amount equal to such underdelivery or underproduction multiplied by the average sales price received by Sellers in the month prior to Closing.

(d)           The Purchase Price shall be adjusted upward by an amount to be agreed by the Parties with respect to each Well in which the Net Revenue Interest owned by GeoMet exceeds the aggregate of the Net Revenue Interest for such Well as set forth in Exhibit B attached hereto.

(e)           The Purchase Price shall be adjusted downward by the aggregate amount of the following described proceeds received by the Sellers, without duplication:  (i) for the sale of oil, gas or other associated minerals produced (net of any production royalties, transportation costs and of any production, severance or sales taxes not reimbursed to the Sellers by the purchaser of production and that the Sellers have paid or are obligated to pay under this Agreement) from the Properties after the Effective Date including amounts attributable to prepayments, payments for over-production pursuant to gas balancing agreements, take or pay payments and similar payments for oil, gas or other associated minerals delivered after the Effective Date without Buyer receiving full payment therefor and (ii) for the sale, salvage or other disposition during the Adjustment Period of any property, equipment or rights included in the Assets.

(f)            The Purchase Price shall be adjusted downward by an amount equal to all unpaid ad valorem and similar taxes due and payable with respect to production from the Assets for the period ending on the Effective Date, such amount to be estimated in good faith by the Sellers and Buyer based on the most recent rendering of ad valorem and similar taxes.

(g)           The Purchase Price shall be adjusted downward with respect to each (i) Well that is overproduced relative to the other undivided interests in such Well and (ii) any pipeline imbalances where the Sellers are overdelivered or overproduced parties, by an amount equal to such overdelivery or overproduction multiplied by the average sales price received by Sellers in the month prior to Closing.

(h)           The Purchase Price shall be adjusted downward in an amount equal to the Representation and Warranty Damages.

3.3          Calculation of Adjusted Purchase Price.

(a)           No later than seven (7) calendar days prior to Closing, Sellers shall prepare and deliver to Buyer a statement setting forth all amounts allocable to Buyer and Sellers as provided in Section 3.2 above (the “Proposed Settlement Statement”).  Sellers shall provide Buyer with access to copies of all work papers and other relevant documents to verify the entries contained in the Proposed Settlement Statement.  Buyer shall have a period of five (5) calendar days after delivery to it of the Proposed Settlement Statement to review and make any objections that the Buyer may have.  If written objections to the Proposed Settlement Statement are delivered to the Sellers within such five (5) day period, then the Buyer and the Sellers shall attempt to resolve the matter or matters in dispute prior to Closing.  If Buyer and Sellers reach an agreement, the agreed upon revisions shall be made to the Proposed Settlement

Statement which shall be used to determine the Adjusted Purchase Price.  If no written objections are made by Buyer within such five (5) day period, the Proposed Settlement Statement shall be used to determine the Adjusted Purchase Price and the Purchase Price payable at Closing shall be increased or decreased as set forth in Section 3.2 based on the Proposed Settlement Statement, as revised.

(b)           Within 95 days after the Closing Date, Sellers shall prepare and deliver to Buyer a statement (the “Final Settlement Statement”) setting forth the final calculation of the Adjusted Purchase Price, together with the calculation of each adjustment based, to the extent possible, on actual credits, charges, receipts and other items before and after the Effective Date.  At Buyer’s request, Sellers shall deliver to Buyer reasonable documentation supporting the calculations set forth on the Final Settlement Statement.  Buyer shall have ten (10) days after receipt of the Final Settlement Statement to review and make any objections.  If written objections to the Final Settlement Statement are delivered to Sellers within such ten (10) day period, then Buyer and Sellers shall attempt to resolve the matter or matters in dispute.  If Buyer and Sellers reach agreement, the agreed upon revisions shall be made to the Final Settlement Statement and shall be used to determine the amount by which the Adjusted Purchase Price will be further adjusted (the “Final Adjusted Purchase Price”).  If no written objections are made by Buyer within such ten (10)day period, the Final Settlement Statement shall be deemed correct and used to determine the Final Adjusted Purchase Price and Sellers shall pay to the Buyer the amount by which the Final Adjusted Purchase Price is lower than the Adjusted Purchase Price, or the Buyer shall pay to Sellers the amount by which the Final Adjusted Purchase Price is higher than the Adjusted Purchase Price, such payment to be made by the applicable Party within ten (10) days of the agreed upon Final Settlement Statement.

3.4          Dispute Resolution.  If Buyer and Sellers cannot agree on (a) any amounts contained in the Proposed Settlement Statement prior to or at Closing, or (b) any amounts contained in the Final Settlement Statement within five (5) days after receipt by Sellers of Buyer’s objections, then (x) with respect to the Proposed Settlement Statement, the Adjusted Purchase Price payable at Closing shall be equal to the Purchase Price as adjusted by those amounts not in dispute, if any, and (y) any disputed amounts on the Proposed Settlement Statement and/or the Final Settlement Statement shall be submitted to KPMG LLP (“Independent Accountant”), which firm shall render its opinion as to such matters.  If Independent Accountant is unwilling or unable to perform such services, then Buyer and Sellers shall in good faith agree upon an independent firm that can perform the requested services.  Based on such opinion, Independent Accountant, or any other firm if applicable, will then send to Buyer and Sellers its determination of the specific matters in dispute, which determination shall be final and binding upon the Parties hereto.  Within five (5) calendar days after delivery of such opinion to Buyer and Sellers, Buyer shall pay to Sellers, the aggregate amount, if any, by which the Adjusted Purchase Price and/or the Final Adjusted Purchase Price shall be increased, or Sellers shall pay to Buyer that amount, if any, by which the Adjusted Purchase Price and/or the Final Adjusted Purchase Price shall be decreased as set forth in Section 3.2 above.  The fees and other costs charged by Independent Accountant, or any other firm if applicable, shall be borne 50% by Buyer and 50% by Sellers.

3.5          Allocation. The Purchase Price shall be allocated to the Assets as set forth on Schedule 3.5.  Sellers and Buyer agree that the values allocated to various portions of the Assets (together with any inventory included therein), which are set forth on Schedule 3.5 (singularly with respect to each item, the “Allocated Value,” and, collectively, the “Allocated Values”), shall be binding on Sellers and Buyer.

ARTICLE IV
SELLER’S REPRESENTATIONS AND WARRANTIES

Each Seller individually represents and warrants that:

4.1          Organization.  It is a corporation or limited liability company, duly organized, validly existing and in good standing under the laws of the state of its formation or organization and is duly qualified to do business in each state in which any of its Assets are located.

4.2          Authority.

(a)           Such Seller has all requisite power and authority to carry on its business as presently conducted, to enter into this Agreement and to sell the Assets on the terms described in this Agreement, and to perform its obligations under this Agreement, subject to the receipt of the Requisite Stockholder Vote.  The consummation of the transaction contemplated by this Agreement will not violate, nor be in conflict with, any provisions of the Bylaws or other governing documents of such Seller.  The execution, delivery and performance of this Agreement have been duly and validly authorized by all requisite corporate action on the part of such Seller, subject to the receipt of the Requisite Stockholder Vote.

(b)           At a meeting of the GeoMet Board that was duly called and held, the GeoMet Board (i) determined that this Agreement and the transactions contemplated hereby, are expedient, fair to, and in the best interests of GeoMet and the GeoMet Stockholders, (ii) approved this Agreement and the transactions contemplated hereby, (iii) resolved to recommend that the GeoMet Stockholders adopt a resolution authorizing this Agreement and the transactions contemplated hereby, and (iv) directed that such matter be submitted for consideration of the GeoMet Stockholders at the GeoMet Stockholders Meeting.

(c)           The GeoMet Board has received the written opinion of FBR Capital Markets & Co. (the “GeoMet Financial Advisor”), addressed to the GeoMet Board and dated as of the date of the meeting of the GeoMet Board at which the GeoMet Board made the GeoMet Board Recommendation substantially to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications, limitations and other matters considered by the GeoMet Financial Advisor in connection with the preparation of such opinion, the Purchase Price to be paid by the Buyer for the Assets, subject to the Assumed Liabilities, pursuant to the Agreement was fair, from a financial point of view, to GeoMet.  A copy of such opinion shall be provided to Buyer promptly following such opinion’s delivery in written form to the GeoMet Board, it being acknowledged and agreed that such opinion was provided solely for the use and benefit of the GeoMet Board in connection with its consideration of the proposed transactions contemplated by this Agreement and neither Buyer nor any other Person shall be entitled to rely upon such opinion.

4.3          Binding Obligation.  This Agreement has been duly executed and delivered on behalf of such Seller.  All documents and instruments required hereunder to be executed and delivered to Buyer shall have been duly executed and delivered in accordance herewith.  This Agreement does, and such documents and instruments will, constitute legal, valid and binding obligations of such Seller in accordance with their terms and, notwithstanding anything to the contrary contained herein, subject, with regards to the consummation of the transactions contemplated hereby, to the receipt of the Requisite Stockholder Vote.

4.4          No Breach of Statute, Decree or Contract.  Subject to the filing of the GeoMet Proxy Statement with the SEC in accordance with the Exchange Act and such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, the execution, delivery and performance of this Agreement by such Seller does not and will not breach any Legal Requirement and will not at the Closing conflict with or result in a breach of or default under any order, writ, injunction, decree, contract, agreement or instrument to which such Seller is a party or by which the Assets are or may be bound.

4.5          No Litigation or Adverse Events; Bankruptcy.  Except as set forth on Schedule 4.5, there is no suit, claim or action, or legal, administrative, arbitration or other proceeding, or governmental investigation, pending or, to such Seller’s Knowledge, threatened, against such Seller, the Assets, and no event or condition of any character, to such Seller’s Knowledge, pertaining to such Seller, the Assets or that could prevent the consummation of the transactions contemplated by this Agreement. There is no bankruptcy, reorganization, or arrangement proceeding pending or, to such Seller’s Knowledge, threatened against such Seller.

4.6          Taxes.  To the extent that such Seller is responsible for remitting same, such Seller has paid and discharged all Taxes, assessments, excises and other levies as and when due which, if not paid, could constitute liens or charges against the Assets except for Taxes being contested in good faith and by appropriate proceedings.  To such Seller’s Knowledge, each of the Properties required to be listed and described on the property tax rolls for the taxing units in which each of the Properties is located has been so listed and described, and no portion of such Properties constitutes omitted property for property tax purposes.  Such Seller shall remain responsible for its share of any Taxes which may become due for periods prior to the Effective Date.

4.7          Accuracy of Documents.  Schedule 4.7 is a list of all of the Oil and Gas Contracts pertaining to the Assets that materially affect such Seller’s interest in the Assets or any portion thereof, that involve the performance of services or the delivery of goods or materials by or to such Seller or require expenditures in excess of $100,000 per year.  Such Oil and Gas Contracts have not been amended or modified by any written or oral agreements, except where specifically indicated on Schedule 4.7.

4.8          Broker’s Fees; Financial Advisor’s Fees.  The Sellers have employed Lantana Oil & Gas Partners (“Lantana”) as a broker in connection with the sale of the Assets hereunder to the Buyer, and the GeoMet Financial Advisor in connection with the transactions contemplated hereby. The Sellers shall be solely responsible for the payment of all fees to Lantana and the GeoMet Financial Advisor in connection with this transaction, and such Seller has incurred no other liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transaction contemplated by this Agreement that would be binding upon or create any obligation on the part of Buyer.

4.9          Disclaimer of Warranty.  EXCEPT WHERE OTHERWISE SPECIFICALLY INDICATED IN THIS AGREEMENT, SUCH SELLER DISCLAIMS ANY WARRANTIES EXPRESS AND IMPLIED, INCLUDING WITHOUT LIMITATION ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, INCLUDING WARRANTIES WITH RESPECT TO THE PRESENCE OF ENVIRONMENTAL CONDITIONS OR NATURALLY OCCURRING RADIOACTIVE MATERIAL AFFECTING ANY THE ASSETS AND PROPERTY (REAL, PERSONAL OR MIXED), OR EQUIPMENT (INCLUDING PIPELINE EQUIPMENT) CONVEYED TO AND ACQUIRED BY BUYER, WITH ALL SUCH REAL AND PERSONAL PROPERTY AND EQUIPMENT BEING TRANSFERRED, ASSIGNED, SOLD, PURCHASED, ACCEPTED AND ACQUIRED “AS IS” AND “WHERE IS.” SUCH SELLER MAKES NO, AND HEREBY DISCLAIMS ANY, WARRANTY OR REPRESENTATION, EXPRESS, STATUTORY OR IMPLIED, AS TO (i) THE PRESENCE, QUALITY AND QUANTITY OF HYDROCARBON RESERVES (IF ANY) ATTRIBUTABLE TO THE ASSETS, INCLUDING SEISMIC DATA AND SUCH SELLER’S INTERPRETATION AND OTHER ANALYSIS THEREOF; (ii) THE ABILITY OF THE ASSETS TO PRODUCE HYDROCARBONS, INCLUDING

PRODUCTION RATES, DECLINE RATES AND RECOMPLETION OPPORTUNITIES; (iii) PAYOUT ACCOUNT INFORMATION, ALLOWABLES, OR OTHER REGULATORY MATTERS; (iv) THE PRESENT OR FUTURE VALUE OF THE ANTICIPATED INCOME, COSTS OR PROFITS, IF ANY, TO BE DERIVED FROM THE ASSETS; (v) ANY PROJECTIONS AS TO EVENTS THAT COULD OR COULD NOT OCCUR; AND (vi) THE TAX ATTRIBUTES OF ANY ASSET.

4.10        Payments.  All Royalties, rentals, shut-in royalties, gas purchase payments and other such payments due under the Assets have been properly and timely paid (except as provided by law or as set forth on Schedule 4.10, where Royalty payments have been legally suspended to Royalty owners whose whereabouts are unknown, who claim conflicting interests or who have Title Defects).

4.11        Compliance with Laws.  Each such Seller has complied in all material respects with all applicable laws, regulations and orders of all governmental agencies having jurisdiction over the Assets.  Such Seller has not been advised in writing by any such governmental agency that it is not in material compliance with all applicable laws, regulations and orders with respect to the Assets.

4.12        Operations.  To such Seller’s Knowledge, the Assets were developed and are being operated and produced in compliance, in all material respects, with all applicable Oil and Gas Contracts and in compliance, in all material respects, with all applicable laws, rules and regulations and the Leases and the Oil and Gas Contracts.  Other than the Outstanding Obligations and authorizations for expenditures set forth on Schedule 4.12, there are no Outstanding Obligations or outstanding authorizations for expenditure with respect to the Assets attributable to such Seller.  Schedule 4.12 contains a list of all surety bonds, letters of credit and other similar instruments maintained by each Seller or any of such Seller’s Affiliates with respect to the Assets.

4.13        Inspection of Records.  Such Seller has provided and shall continue to provide Buyer, during the Due Diligence Period, with reasonable access to the records relating to the Assets.  Any and all review of the Books and Records relating to the Assets by Buyer shall be conducted at the Sellers’ offices, during normal business hours.  Any and all such review of the Books and Records relating to the Assets by Buyer shall be at no cost to Sellers.

4.14        Permits.  To such Seller’s Knowledge, all material permits necessary for the operation of the Wells of which such Seller is the operator are in full force and effect.

4.15        Foreign Person.  Such Seller is not a “foreign person” within the meaning of Sections 1445 and 7701 of the Code (i.e. Seller is not a nonresident alien, foreign corporation, foreign partnership, foreign trust, or foreign estate as those terms are defined in the Code and any regulations promulgated thereunder).

4.16        Imbalances; Payout Balances.  To such Seller’s Knowledge, except as set forth in Schedule 4.16, there are no gas, production, sales, processing, pipeline or transportation imbalances with respect to the Assets as of the date hereof.  Schedule 4.16 sets forth the estimated status of any “payout” balance (net to the interest of Sellers) as of the dates shown for each Asset that is subject to a reversion or other adjustment at some level of cost recovery or payout.

4.17        Payment of Proceeds.  Solely with respect to GeoMet, and not any other Seller, (i) GeoMet is currently receiving from all purchasers of production from the Assets not less than the “Net Revenue Interests” set forth in Schedule 3.5 without suspense or any indemnity other than the normal division order warranty of title and (ii) GeoMet is currently paying for the development and operation of the Interests not more than the “Working Interests” set forth in Schedule 3.5.

4.18        Preferential Rights and Consents.  Except as set forth in Schedule 4.18, there are no preferential rights to purchase all or any portion of the Assets that have not been waived, nor any consents required for the transfer of the Assets to Buyer that have not been obtained, with respect to the transactions contemplated herein.

4.19        Tax Partnerships.  No portion of the Assets (1) has been contributed to and is currently owned by a tax partnership; (2) is subject to any form of agreement (whether formal or informal, written or oral) deemed by any federal tax statute, rule or regulation to be or to have created a tax partnership; or (3) otherwise constitutes “partnership property” (as that term is used throughout Subchapter K of Chapter 1 of Subtitle A of the Code) of a tax partnership.  For purposes of this Section 4.19 a “tax partnership” is any entity, organization or group deemed to be a partnership within the meaning of section 761 of the Code or any similar federal statute, rule or regulation, and that is not excluded from the application of the partnership provisions of Subchapter K of Chapter 1 of Subtitle A of the Code by reason of elections made, pursuant to section 761(a) of the Code and all such similar federal statutes, rules and regulations, to be excluded from the application of all such partnership provisions.

4.20        ERISA Superliens.  Neither such Seller nor any member of the Controlled Group now maintains or contributes to or is obligated to contribute to, has ever maintained or contributed to, or has any plans or commitments for, (i) any employee pension benefit plan (as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) that is subject to Title IV of ERISA or (ii) a multiemployer plan (as such term is defined in ERISA Section 3(37)). For purposes of this Agreement, “Controlled Group” means a controlled or affiliated group within the meaning of Code Section 414(b), (c), (m), or (o) of which the Seller is a member.

4.21        Easements.  Each of the easements and rights-of-way used in the gathering or transportation of productions from the Wells and the Leases is legal, valid, binding, enforceable and in full force and effect and no Seller is in material breach of or material default under any such easement or right, and to Seller’s Knowledge, no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under any such easement or right.

4.22        Title to Personal Property.  Sellers hold good title to all personal property included in the Assets, including the Equipment, free and clear of all liens other than Permitted Encumbrances.  Such personal property has been owned, constructed, maintained and operated in the Ordinary Course of Business.

4.23        Employee Matters.

(a)           Sellers have made available (or will make available as soon as reasonably practicable following the date of this Agreement) to Buyer true and complete copies of each material Benefit Plan.

(b)           There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any liabilities under Title IV of ERISA, Section 302 of ERISA or Sections 412 or 4971 of the Code, in each case, that could reasonably be expected to be a liability of Buyer following the Closing.

(c)           None of Sellers’ employees participates in a Multiemployer Plan or a Multiple Employer Plan.  Neither Seller nor any of its ERISA Affiliates has (i) at any time during the last six years contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan or (ii) incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan (within the meaning of Part I of Subtitle E of Title IV of ERISA) that has not been satisfied in full.

(d)           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby shall (either alone or in conjunction with any other event) (i) result in any material payment becoming due to any employee of Sellers under any Benefit Plan that could reasonably be expected to be a liability of Buyer, (ii) materially increase any benefits otherwise payable under any Benefit Plan that could reasonably be expected to be a liability of Buyer following the Closing, or (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits that could reasonably be expected to be a liability of Buyer to any material extent.

(e)           No Seller nor any of such Seller’s Affiliates is party to or bound by any collective bargaining agreement with any labor organization in respect of such Seller’s employees.  There is no (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to Seller’s Knowledge, threatened against Seller relating to any Seller, the Assets or any Seller’s employees, (ii) activity or proceeding by a labor union or representative thereof to organize any employee of Sellers, or (iii) lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees.  Seller is in material compliance with all Legal Requirements regarding employment, employment practices, terms and conditions of employment and wages, except for noncompliance that would not reasonably be expected to be a liability of Buyer following the Closing.

ARTICLE V
BUYER’S REPRESENTATIONS AND WARRANTIES

The Buyer represents and warrants to Seller as follows:

5.1          Organization.  The Buyer is a limited liability company duly organized, validly existing, and in good standing under the laws of the state of its formation or organization and is duly qualified to do business in the states of West Virginia and Virginia.  The Buyer has duly authorized the execution, delivery and performance of this Agreement by all necessary corporate action, and the same is a binding obligation of the Buyer, enforceable in accordance with its terms.

5.2          Authority.  The Buyer has all requisite power and authority to carry on its business as presently conducted, to enter into this Agreement and to perform the obligations contained herein.  The consummation of the transactions contemplated by this Agreement will not violate nor be in conflict with, any provisions of Buyer’s formation certificate or other governing documents, or any material agreement or instrument to which Buyer is a party or by which Buyer is bound, or any judgment, decree, order, statute, rule or regulation applicable to Buyer.  The execution, delivery and performance of this Agreement have been duly and validly authorized by all requisite corporate or company action on the part of Buyer.

5.3          Binding Obligation.  This Agreement has been duly executed and delivered on behalf of Buyer.  All documents and instruments required hereunder to be executed and delivered to Sellers have been duly executed and delivered.  This Agreement does and such documents and instruments will, constitute legal, valid and binding obligations of the Buyer in accordance with their terms and notwithstanding anything contained herein, this provision shall survive the Closing set forth herein.

5.4          No Litigation or Adverse Events.  There is no suit, or legal, administrative, arbitration or other proceeding, or governmental investigation, pending or, to the Buyer’s Knowledge, threatened, by or against the Buyer, and no event or condition of any character, to the Buyer’s Knowledge, pertaining to the Buyer, that could prevent the consummation of the transactions contemplated by this Agreement.  There is no bankruptcy, reorganization, or arrangement proceeding pending or, to Buyer’s Knowledge, threatened against Buyer.

5.5          Permits.  Buyer possesses or shall possess prior to the Closing all required governmental licenses, permits, bonds, certificates, orders and authorizations necessary to own and operate (including, without limitation, as the operator of record thereof) the Assets in compliance with all Legal Requirements.

5.6          Cash On Hand.  Buyer, as of the Closing Date, will have sufficient funds on hand to enable it to make payment in immediately available funds of the Estimated Adjusted Purchase Price at Closing, and, if applicable, any amounts due by Buyer pursuant to the Final Adjusted Purchase Price calculation, as well as and any other amounts to be paid by it hereunder.

5.7          Broker.  Buyer has not employed or retained any broker or finder in connection with the purchase of the Assets hereunder.  Buyer does not and will not owe any fees to any third party in connection with the transactions contemplated by this Agreement, including, but not limited to, Lantana.

5.8          Evaluation; No Reliance.  Buyer has, or by Closing will have, made its own independent investigation, analysis and evaluation of the Assets, the Assumed Liabilities and the transactions contemplated by this Agreement (including Buyer’s own estimate and appraisal of the extent and value of GeoMet’s reserves attributable to the Assets and an independent assessment and appraisal of the environmental risks and liabilities associated with the acquisition of the Assets). In entering into this Agreement and consummating the transactions contemplated hereby, Buyer has relied, and will rely, solely upon its own independent investigation, verification, analysis and evaluation of the Assets and has not relied on any representations or warranties by Sellers other than those expressly set forth in this Agreement.

5.9          Insurance and Bonding.  Buyer has, or by Closing will have, acquired all insurance and bonds necessary to comply with Section 6.3(e).

ARTICLE VI
CLOSING

6.1          The Closing.  Subject to the satisfaction or waiver of all conditions set forth in this Article VI at or prior to Closing, payment of the Estimated Adjusted Purchase Price required to be made by Buyer to Sellers and the transfer of the Assets by Sellers and Buyer’s assumption of the Assumed Liabilities and the other transactions contemplated hereby shall take place at the offices of Sellers following the Due Diligence Period on the Closing Date. The “Closing Date” shall mean the date that is five Business Days following the satisfaction or waiver of all closing conditions set forth in Article VI, unless extended by the mutual agreement of the Buyer and Sellers.

6.2          Sellers’ Deliveries.  At the Closing, Sellers shall deliver or cause to be delivered to Buyer, all executed by Sellers, as applicable, or such other third parties under the Sellers’ control, as applicable:

(a)           Assignment and such other assignments, bills of sale, or deeds necessary to transfer the Assets to Buyer, including any conveyances on official forms and related documentation necessary to transfer the Assets to Buyer in accordance with requirements of state and federal governmental regulations;

(b)           Notice of Change of Operator for Properties operated by Sellers and all other appropriate required regulatory documents;

(c)           Consents to assignment for the Oil & Gas Contracts requiring consent that Sellers have obtained as of Closing;

(d)           Releases of (i) all liens granted in favor of Bank of America, N.A., in its capacity as administrative agent for the lenders (“Sellers’ Lenders”) under Sellers’ credit facility and (ii) all other liens and security interests (if any) encumbering any of the Assets securing indebtedness for borrowed money by, through or under Sellers and not otherwise constituting a Permitted Encumbrance;

(e)           UCC-3 Termination Statements in relation to the liens under Section 6.2(d);

(f)            Certificates of motor vehicle title transferred to Buyer for the vehicles identified on Schedule 1(g);

(g)           The originals (or copies to the extent originals are not available) of the Books and Records;

(h)           All funds held in suspense;

(i)            Certificate of an Officer of the Sellers certifying (i) resolutions of the Board of Directors of Sellers approving the sale of the Assets, (ii) granting the authority to execute and deliver this Agreement and any other transaction documents, and (iii) that the conditions set forth in Sections 6.10(a) and (b) are satisfied;

(j)            letters in lieu of transfer orders directing all purchasers of production to pay Buyer the proceeds attributable to Production from the Assets from and after the Effective Date;

(k)           All other items required to be delivered hereunder or as may be requested which are necessary or would reasonably facilitate consummation of the transactions contemplated hereby;

(l)            evidence reasonably satisfactory to Buyer of the Sellers’ receipt of the Requisite Stockholder Vote; and

(m)          the Transition Services Agreement.

6.3          Buyer’s Deliveries.  At the Closing, Buyer will deliver, or cause to be delivered to Sellers, all executed by the Buyer or such other third parties under the Buyer’s control as applicable:

(a)           Adjusted Purchase Price;

(b)           Assignment and such other assignments, bills of sale, or deeds necessary to transfer the Assets to Buyer, including any conveyances on official forms and related documentation necessary to transfer the Assets to Buyer in accordance with requirements of state and federal governmental regulations;

(c)           Certificate of an Officer of Buyer certifying (i) resolutions of Buyer approving the purchase of the Assets and assumption of the Assumed Liabilities by Buyer, (ii) granting the authority to execute and deliver this Agreement and any other transaction documents and (iii) that the conditions set forth in Sections 6.11(a) and (b) are satisfied;

(d)           Notice of Change of Operator for Properties operated by Sellers and all other appropriate required regulatory documents;

(e)           Evidence, satisfactory to Sellers, of compliance with Legal Requirements for bonds, insurance, letters of credit and guarantees in the name of Buyer;

(f)            A countersigned copy of the Transition Services Agreement; and

(g)           All other items required to be delivered hereunder or as may be requested which are necessary or would reasonably facilitate consummation of the transactions contemplated hereby.

6.4          Termination.

(a)           Termination by Buyer.  This Agreement may be terminated by Buyer:

(i)            if Buyer is not in breach of any material provision of this Agreement and (I) the conditions set forth in Section 6.11 have been satisfied, or waived in writing by Sellers, and Sellers fail to execute and deliver any of the documents or perform any of the obligations set forth in Section 6.2 on or before Closing and such failure has not been waived by Buyer, (II) any Seller is in breach of any material provision of this Agreement, (III) the Defect Values asserted in good faith by Buyer with respect to the Assets affected by Environmental Defects and Title Defects that Buyer elects to retain as part of the Assets under Section 6.5(a)(ii), plus the Allocated Values of Assets excluded from the Assets to be conveyed to Buyer at Closing pursuant to Section 6.5(a)(i), Section 6.5(c) or Section 6.5(d), in the aggregate, equals or exceeds 15% of the Purchase Price, (IV) the Defect Value of the Assets affected by Casualty Defects equals or exceeds 15% of the Purchase Price as described in Section 7.14 below, or (V) Closing has not occurred by the End Date; or

(ii)           if (I) a Change of Recommendation shall have occurred, (II) the GeoMet Board fails to reaffirm (publicly, if so requested by Buyer) the GeoMet Board Recommendation within ten (10) Business Days after the date any Acquisition Proposal (or material modification thereto) is first publicly disclosed by GeoMet or the Person making such Acquisition Proposal, or (III) GeoMet or the GeoMet Board (or any committee thereof) shall publicly announce its intentions to do any of actions specified in this Section 6.4(a)(ii).

(b)           Termination by Sellers.  This Agreement may be terminated by Sellers:

(i)            if Sellers are not in breach of any material provision of this Agreement and (I) the conditions set forth in Section 6.10 have been satisfied, or waived in writing by Buyer, and Buyer fails to execute and deliver any of the documents or perform any of the obligations set forth in Section 6.3 on or before Closing and such failure has not been waived by Sellers, (II) if Buyer is in breach of any material provision of this Agreement, (III) the Defect Values asserted in good faith by Buyer with respect to the Assets affected by Environmental Defects and Title Defects that Buyer elects to retain as part of the Assets under Section 6.5(a)(ii), plus the Allocated Values of Assets excluded from the Assets to be conveyed to Buyer at Closing pursuant to Section 6.5(a)(i) or Section 6.5(c), in the aggregate, equals or exceeds 15% of the Purchase Price, (IV) the Defect Value of the Assets affected by Casualty Defects equals or exceeds 15% of the Purchase Price as described in Section 7.14 below, or (V) Closing has not occurred by the End Date; or

(ii)           if prior to the receipt of the Requisite Stockholder Vote at the GeoMet Stockholders Meeting, the GeoMet Board determines to accept a Superior Proposal, provided that Sellers have complied in all material respect with Section 6.13 and concurrently with such termination pay any amounts due pursuant to Section 6.4(d)(ii) hereof in accordance with the terms, and at the times, specified therein.

(c)           Termination by Buyer or Sellers. This Agreement may be terminated by Buyer or Sellers at any time prior to the Closing Date (notwithstanding any approval of this Agreement by the GeoMet Stockholders):

(i)            if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any law or order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the transactions contemplated by this Agreement, and such law or order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 6.4(c)(i) shall not be available to any Party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement, or entry of any such law or order;

(ii)           if this Agreement has been submitted to the GeoMet Stockholders for approval at a duly convened GeoMet Stockholders Meeting and the Requisite Stockholder Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof); or

(iii)          by mutual written consent of Buyer and Sellers, by action of each of their respective board of directors.

(d)           Fees and Expenses Following Termination.

(i)            If this Agreement is terminated by Buyer pursuant to Section 6.4(a)(ii), then GeoMet shall pay to Buyer (by wire transfer of immediately available funds), within two (2) Business Days after such termination, the Termination Fee.

(ii)           If this Agreement is terminated by Sellers pursuant to Section 6.4(b)(ii), then Sellers shall pay to Buyer (by wire transfer of immediately available funds), at or prior to such termination, the Termination Fee.

(iii)          If this Agreement is terminated (I) by Buyer pursuant to Section 6.4(a)(i)(I), Section 6.4(a)(i)(II) or Section 6.4(a)(i)(V) hereof and in each case the Requisite Stockholder Vote shall not have been obtained at the GeoMet Stockholders Meeting (including any adjournment or postponement thereof) or (II) by Sellers or Buyer pursuant to Section 6.4(c)(ii) hereof; and

(A)          in the case of Section 6.4(d)(iii)(I), an Acquisition Proposal shall have been publicly disclosed and not withdrawn prior to such termination; or

(B)          in the case of Section 6.4(d)(iii)(II), an Acquisition Proposal shall have been publicly disclosed or otherwise made or communicated to GeoMet or the GeoMet Board, and not withdrawn prior to the GeoMet Stockholders Meeting; and

within twelve (12) months following the date of such termination, GeoMet shall have entered into any Alternative Acquisition Agreement, or any Acquisition Proposal shall have been consummated (in each case whether or not such Acquisition Proposal is the same as the original Acquisition Proposal made, communicated or publicly disclosed), then GeoMet shall pay to Buyer (by wire transfer of immediately available funds), immediately prior to and as a condition to consummating such transaction, the Termination Fee (it being understood for all purposes of this Section 6.4(d)(iii), all references in the definition of Acquisition Proposal to “fifteen percent (15%)” shall be deemed to be references to “fifty percent (50%)” instead).  If a Person (other than Buyer) makes an Acquisition Proposal that has been publicly disclosed and subsequently withdrawn prior to such termination or the GeoMet Stockholders

Meeting, as applicable, and, within twelve (12) months following the date of the termination of this Agreement, such Person or any of its controlled Affiliates makes an Acquisition Proposal that is publicly disclosed, such initial Acquisition Proposal shall be deemed to have been “not withdrawn” for purposes of this Section 6.4(d)(iii).

(iv)          Except as otherwise provided in Section 6.4(d)(iii), in the event of any breach of this Agreement, the Parties shall not be limited to the termination rights provided in this Article VI and may exercise any remedies available at law or in equity or in any other appropriate proceedings, subject to Sections 7.11 and 7.18.

6.5          Defects; Consents; Preferential Rights.

(a)           Environmental or Title Defect.  In the event between the execution hereof and the end of the Due Diligence Period, Buyer discovers an Environmental Defect or a Title Defect, Buyer shall deliver a written notice of same to Sellers (the “Defect Notice”).  The Defect Notice shall clearly indicate the nature of the Environmental Defect or Title Defect and the Assets to which it relates. Sellers shall have the right, but not the obligation, to attempt to cure any Environmental Defect or Title Defect prior to Closing.  In the event Sellers do not cure a Title Defect or Environmental Defect prior to Closing, or Sellers dispute the Title Defect or Environmental Defect or the associated Defect Value asserted by Buyer and such dispute has not been finally determined by the Title Consultant or the Environmental Consultant pursuant to Section 6.5(b), Sellers shall have the option of (i) removing the defective Assets from the definition of the “Assets” and the Purchase Price shall be adjusted downward in an amount equal to the Allocated Value of the defective Assets or (ii) delivering such affected Assets to Buyer and proposing a Purchase Price adjustment equal to the Defect Value and if the parties do not agree upon the Defect Value by Closing such dispute shall be resolved as provided in Section 6.5(b) and the sum of the disputed Defect Values shall be paid into an Escrow Account pending resolution thereof under Section 6.5(b).  Notwithstanding anything to the contrary, any Title Defect or Environmental Defect with a Defect Value of less than $100,000 shall be deemed waived by Buyer, and in no event shall there be any remedies under this Agreement (pursuant to the special warranty or otherwise) with respect to any Title Defect or Environmental Defect less than such threshold.  The reduction to the Purchase Price with respect to all Title Defects affecting Assets Sellers elects to deliver to Buyer pursuant to Section 6.5(a)(ii) shall be subject to a deductible of $2,000,000 and the Purchase Price shall be reduced only by the amount of such Defect Values in excess of such deductible.  The reduction to the Purchase Price with respect to all Environmental Defects affecting Assets Sellers elect to deliver to Buyer pursuant to Section 6.5(a)(ii) shall be subject to a deductible of $2,000,000 and the Purchase Price shall be reduced only by the amount of such Defect Values in excess of such deductible.

(b)           Failure to agree on Title Defect or Defect Value.  If, with respect to Assets affected by a Title Defect or Environmental Defect with respect to which Buyer elects to proceed under Section 6.5(a)(ii), the Parties cannot reach agreement concerning the existence of a Title Defect or Environmental Defect, Sellers’ proposed cure of a Title Defect, a Defect Value, or a Casualty Defect, within twenty (20) Business Days after Closing, then upon either Party’s request, (i) an attorney mutually acceptable to the Parties having at least twenty (20) years of experience in mineral and land title matters (the “Title Consultant”) shall resolve all points of disagreement relating to Title Defects, proposed and actual cures and Defect Values applying standards customarily applied by reasonable and prudent operators of oil and gas properties in the areas where the Assets are located and (ii) an attorney mutually acceptable to the Parties having at least twenty (20) years of experience in environmental matters (the “Environmental Consultant”) shall resolve all points of disagreement relating to Environmental Defects, proposed and actual cures and Defect Values.  Each Party shall present a written statement of its position on the Title Defect or Environmental Defect, proposed cure and/or Defect Value in question to the Title Consultant or Environmental Consultant, as applicable, promptly, and the Title Consultant or

Environmental Consultant, as applicable, shall make a determination of all points of disagreement in accordance with the terms and conditions of this Agreement within fifteen (15) days of receipt of such position statements.  The determination by the Title Consultant or Environmental Consultant, as applicable, shall be conclusive and binding on the Parties with respect solely to disputes between the Parties, and shall be enforceable against any Party in any court of competent jurisdiction; provided that, in no event shall the determination of the Title Consultant or Environmental Consultant exceed the Allocated Value of the assets affected by such Title Defect or Environmental Defect.

Once the Title Consultant’s or Environmental Consultant’s, as applicable, determination has been expressed to both Parties, the Parties shall give joint instructions to the Escrow Agent to disburse the funds deposited in an Escrow Account with respect to the applicable Defect Values in a manner consistent with the determinations of the Title Consultant and the Environmental Consultant.  The cost of any such Title Consultant or Environmental Consultant shall be paid one-half by Sellers and one-half by Buyer.  If at any time the Title Consultant or Environmental Consultant fails or refuses to perform hereunder, a new Title Consultant or Environmental Consultant shall be promptly chosen by the Parties.

(c)           Consents.  Sellers shall use their reasonable commercial efforts to obtain all required consents relating to a transfer of the Assets to Buyer.  If the failure to obtain such consent would cause (A) the assignment of the Assets affected thereby to the Buyer to be void or (B) the termination of a Lease, or Contract under the express terms thereof or would be reasonably likely to subject Buyer to material damages (a “Hard Consent”), and any such Hard Consents to assign any Asset have not been obtained as of the Closing (other than governmental consents that are customarily obtained after Closing), then (i) the portion of the Assets for which such Hard Consent has not been obtained shall be excluded from the Assets at the Closing and the Purchase Price shall be reduced by the Allocated Value thereof, (ii) Sellers shall use their reasonable commercial efforts to obtain such Hard Consent as promptly as possible following Closing, and (iii) if such Hard Consent is obtained prior to the determination of the Final Adjusted Purchase Price, the Allocated Value of that portion of the Assets, adjusted as provided in Section 3.2, shall be an upward adjustment to the Purchase Price on the Final Settlement Statement, and Sellers shall assign such Asset to Buyer, effective as of the Effective Date, using an assignment substantially in the form of Exhibit A.  Buyer shall reasonably cooperate with Sellers in obtaining any required consent.

(d)           Preferential Rights.  Sellers shall comply with all preferential right to purchase provisions relative to their interest in the Assets by sending notice of this Agreement, within three (3) Business Days after execution of this Agreement, to all persons holding preferential rights, offering to sell to each such person that portion of the Assets for which such a preferential right is held for an amount equal to the Allocated Values of such Assets and subject to all other terms and conditions of this Agreement.  If Buyer discovers any additional preferential rights, Buyer shall promptly notify Sellers. If, prior to Closing, any of such persons asserting a preferential purchase right notifies Sellers that it intends to consummate the purchase of that portion of the Assets to which it holds a preferential purchase right pursuant to the terms and conditions of such notice and this Agreement, then such Assets shall be excluded from the Assets identified in this Agreement and the Purchase Price shall be reduced by the Allocated Values of such Assets; provided, however, that if the holder of such preferential right is required to but fails to consummate the purchase of such Assets on or prior to the Closing Date, then Sellers shall notify Buyer, and Sellers shall sell to Buyer, and Buyer shall purchase from Sellers, the Assets to which the preferential purchase right was asserted for the Allocated Values of such Assets.  All Assets for which a preferential purchase right has not been asserted prior to Closing, or with respect to which Closing does not occur on or before the Closing Date following the assertion of a preferential purchase right, shall be sold to Buyer at Closing pursuant to the provisions of this Agreement.  If one or more of the holders of any preferential purchase rights notifies Sellers subsequent to Closing that it intends to assert its preferential purchase right, Sellers shall give notice thereof to Buyer, whereupon Buyer shall perform all valid preferential purchase right obligations of Sellers to such holders and Buyer shall be entitled to receive (and Sellers hereby assign to Buyer all of Sellers’ rights to) all proceeds received from such holders in connection with such preferential purchase rights.

6.6          Transfer of Books and Records.  Not later than thirty (30) days after Closing, Sellers will transfer, convey and deliver to Buyer (to the extent not previously delivered at Closing) originals (or copies if originals are not available) of all of the Sellers’ Books and Records, whether in manual or electronic form, subject to any contractual restrictions with third parties.  To each Seller’s Knowledge, such Seller is not a party to any document and none of the Books and Records is subject to any contract which would restrict or otherwise prevent the transfer of all Books and Records in such Seller’s possession, or the possession of such Seller’s agents or representatives, to Buyer.  Sellers shall have reasonable access for a period of six (6) months following the Closing during normal business hours for litigation, tax or other legitimate business purpose to the files delivered to Buyer hereunder and in Buyer’s possession (Sellers shall promptly reimburse Buyer for any reasonable out of pocket expenses incurred by Buyer in connection with Sellers’ inspection or review of such files); provided, however, Buyer shall have no obligation to keep or maintain the files or any other records or documents beyond five (5) years after the Closing Date.  Except for Well files and Lease files kept in the Ordinary Course of Business, Sellers shall not be obligated to make or deliver any geological or engineering interpretations or explanation of information in the Books and Records.  Sellers may make and retain such copies of the Books and Records as Sellers deem necessary for the conduct of their business, and shall after the Closing be permitted to make copies of the Books and Records at their own expense.  Sellers agree to allow Buyer access to Sellers’ financial records pertaining to the Assets for the purpose of conducting a financial audit for the prior two (2) year period ending on the Effective Date.  Any such audit shall be conducted at Buyer’s sole cost and expense and Sellers agrees to cooperate with Buyer to conduct such audit.

6.7          Taxes.  All Taxes shall be pro-rated between Sellers and Buyer as of the Effective Date.  Sellers shall be charged for all such Taxes based on ownership of or Production from the Assets prior to the Effective Date.  Buyer shall be charged for all such Taxes based on ownership of the Assets from and after the Effective Date.  Buyer shall pay all documentary, filing and recording fees for the Assignment required in connection with the transaction contemplated by this Agreement.  Additionally, Buyer will bear and pay all state and local government sales taxes incident to the transfer of the Assets, if any are chargeable.

6.8          Purchase Price Allocation.  Sellers and Buyer recognize that reporting requirements of §1060(b) of the Code, and the regulations promulgated thereunder, may apply to the transaction contemplated by this Agreement.  If so, Sellers and Buyer agree that the Purchase Price shall be allocated among the Assets as mutually agreed by Sellers and Buyer to comply with and satisfy the requirements of §1060(b) and applicable regulations.  Sellers and Buyer agree that no Asset shall be allocated a negative value.

6.9          Seller’s Actions Prior to Closing.  From the date hereof until the Closing Date, each Seller shall (i) obtain the prior written consent of Buyer with respect to all decisions to be made with respect to the Assets, including without limitation any drilling, completion, reworking or similar operations or decisions involving proposed expenditures in excess of $50,000 and entering into any material Oil and Gas Contracts which are not terminable on thirty (30) days’ notice, (ii)  with respect to the Assets in which such Seller is the operator, operate the Assets in the Ordinary Course of Business and in accordance with applicable Legal Requirements and existing operating agreements, including maintaining customary Books and Records with respect to the Assets in the Ordinary Course of Business, (iii) act with respect to the Assets in good faith and in accordance with its business judgment as if the Assets were not being sold to Buyer hereunder and use commercially reasonable efforts to maintain good business relationships with contractors, suppliers and other third parties with respect thereto, (iv) maintain insurance coverage on the Assets in the amounts and of the types presently in force, (v) use reasonable efforts to maintain in full force and effect all Leases and other Oil and Gas Contracts relating to Properties, (vi) maintain all material permits and approvals affecting the Assets, (vii) not transfer, sell, hypothecate, encumber or otherwise dispose of any of the Assets (excluding the sale and disposal of Hydrocarbons in the Ordinary Course of Business and disposition of surplus or obsolete inventory or Equipment in the Ordinary Course of Business), (viii) not take any action with respect to the Assets that would create any material liabilities, (ix) maintain the Properties in the Ordinary Course of Business and in a state of repair and operation at least as good as at present, except for ordinary wear and tear and depreciation, and (x) not modify, terminate, renew, suspend or abrogate any of the Oil and Gas Contracts without the written consent of Buyer.

6.10        Conditions to Obligation of Buyer to Close. Subject first to the provisions of Section 6.4, the obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived in writing by Buyer:

(a)           The representations and warranties of each Seller set forth herein shall be true and correct in all material respects (except as to representations and warranties qualified by materiality, which shall be true in all respects) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (including representations and warranties made as of a specific date being true and correct as though that specific date were changed to the Closing Date);

(b)           Each Seller shall have performed all obligations and agreements and complied with all covenants and conditions applicable to them contained in this Agreement prior to or on the Closing Date and shall have executed and delivered the Assignment prior to or on the Closing Date;

(c)           No suit, action or other proceeding by a third party or Governmental Authority shall be pending or threatened which seeks material damages from Buyer in connection with, or seeks to restrain, enjoin or otherwise prohibit, the consummation of the transactions contemplated by this Agreement; and

(d)           The Requisite Stockholder Vote shall have occurred.

6.11        Conditions to Obligation of Sellers to Close.  Subject first to the provisions of Section 6.4, the obligation of Sellers to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived in writing by Sellers:

(a)           The representations and warranties of Buyer set forth herein shall be true and correct in all material respects (except as to representations and warranties qualified by materiality, which shall be true in all respects) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(b)           Buyer shall have performed all obligations and agreements and complied with all covenants and conditions applicable to it contained in this Agreement prior to or on the Closing Date;

(c)           No suit, action or other proceeding by a third party or a governmental authority shall be pending or threatened which seeks material damages from Sellers in connection with, or seeks to restrain, enjoin or otherwise prohibit, the consummation of the transactions contemplated by this Agreement;

(d)           Sellers shall have obtained approval and consent to proceed with the transactions contemplated by this Agreement from Sellers’ Lenders, including, without limitation, release of all liens and security interests burdening the Assets; and

(e)           the Requisite Stockholder Vote shall have occurred.

6.12        Adjustment of Purchase Price for Seller Breach; Closing Over Breaches or Unsatisfied Conditions.

(a)           If Buyer obtains Knowledge of a breach by any Seller of any representation or warranty of Sellers under this Agreement at any time after the date hereof, Buyer shall promptly, no later than 10 Business Days prior to Closing, provide Sellers written notice of such breach and Buyer’s estimate of the Claims arising out of such breach; provided, however, that this Section 6.12(a) shall not apply to Claims (i) that, in Buyer’s reasonable estimation, exceed $7,000,000 in the aggregate or (ii) that relate to Title Defects, Environmental Defects or Casualty Defects.  Within two Business Days after Buyer’s delivery of such notice, the Parties will proceed in good faith to mutually determine the dollar amount of such Claims (such mutually agreed amounts, collectively, “Representation and Warranty Damages”).  Such Representation and Warranty Damages shall be an adjustment to the Purchase Price at Closing, and any Claims with respect to a representation or warranty that was breached for which Buyer receives an adjustment to the Purchase Price in accordance with this Section 6.12(a) will be deemed waived by Buyer, and Buyer will be deemed to fully release and forever discharge Sellers on account of any and all Claims with respect to the same.  If Buyer and Seller are unable to agree upon the dollar amount of such Claims within two days prior to Closing, then Sellers’ breaches of any representation or warranty of Sellers provided in Buyer’s written notice will not be deemed to be a waiver for any purpose under this Agreement, including for purposes of Section 6.12(b), and Buyer shall be entitled to exercise any remedies available in accordance herewith.

(b)           Notwithstanding anything to the contrary contained in this Agreement, except as provided in Section 6.12(a), if there is a failure of any condition to be satisfied in favor of Buyer or if there is a breach of any representation or warranty or covenant of Sellers to the Knowledge of Buyer and Buyer elects to proceed with the Closing, then, except to the extent such failure or breach is described in a written notice signed by Buyer and Sellers prior to the Closing Date, the condition that is unsatisfied or the representation, warranty or covenant that is breached at the Closing Date will be deemed waived by Buyer, and, absent a written waiver, the terms of which shall govern, Buyer will be deemed to fully release and forever discharge Sellers on account of any and all Claims with respect to the same, including any Claims for indemnification hereunder, and Buyer agrees not to make, file or bring any Claim with respect to such released Claims. It is expressly provided that this Section 6.12(b) shall not affect any claims by Buyer as to any breach of any Seller’s representation or warranty or covenant about which Buyer had no Knowledge at Closing.

6.13        Non-Solicitation; Superior Proposal.

(a)           No Seller shall, nor shall such Seller authorize or permit any of its Affiliates to, and such Seller shall cause its and its Affiliate’s respective Representatives not to, directly or indirectly (i) initiate, solicit or knowingly encourage (including by way of furnishing information or assistance), or knowingly induce, or take any other action designed to, or that would reasonably be expected to, result in the making, submission or announcement of, any proposal or offer that constitutes an Acquisition Proposal, (ii) enter into any Alternative Acquisition Agreement, (iii) other than informing Persons of the provisions contained in this Section 6.13, enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data or access to its properties with respect to, or otherwise cooperate with or take any other action to facilitate, (A) any Acquisition Proposal or (B) or any proposal that by its terms requires Sellers to abandon, terminate or fail to consummate the transactions contemplated by this Agreement or (iv) submit to the GeoMet Stockholders for their approval any Acquisition Proposal, or agree or publicly announce an intention to take any of the foregoing actions.

(b)           Each Seller shall, and shall cause its Affiliates and its and its Affiliates’ Representatives to, immediately cease and cause to be terminated all existing solicitation, discussions or negotiations conducted by any Seller, such Seller’s Affiliates or any of its or such Seller’s Affiliates’ Representatives with any Persons or their Representatives with respect to any Acquisition Proposal and will request the return or destruction of all confidential information about the Sellers provided by or on behalf of the Sellers that was previously furnished to such Persons since November 14, 2013 in connection with their consideration of any Acquisition Proposal to the extent Sellers are entitled to have such confidential information be returned or destroyed.  Sellers shall promptly inform each of their and their Affiliates’ respective Representatives of the obligations undertaken in this Section 6.13.  Each Seller agrees not to, and to cause its Affiliates not to, release any third party from the standstill provisions of any agreement (or terminate, amend, modify or waive any such standstill provision of any such agreement) to which such Seller or its Affiliates is or may become a party, shall enforce, to the fullest extent permitted under applicable Legal Requirements, the provisions of any such agreement, including by seeking to obtain injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or any state having jurisdiction, except, in each case, if the GeoMet Board has determined in good faith, after consultation with its outside counsel and financial advisors, that any of the foregoing would be reasonably likely to violate the directors’ fiduciary duties under applicable Legal Requirements.

(c)           Notwithstanding anything to the contrary in Section 6.13(a) or Section 6.13(b), prior to the receipt of the Requisite Stockholder Vote the GeoMet Board may, following receipt of and on account of a bona fide written unsolicited Acquisition Proposal (so long as the GeoMet Board, in receiving such Acquisition Proposal, has otherwise complied in all material respects with the terms of Section 6.13(a) and Section 6.13(d) with respect to such Acquisition Proposal):

(i)            furnish information with respect to Sellers to the Person making such Acquisition Proposal and its Representatives pursuant to and in accordance with an Acceptable Confidentiality Agreement (a copy of which shall be provided to Buyer promptly after its execution) containing confidentiality restrictions that are no less restrictive to such Person than those contained in the Confidentiality Agreement are to Buyer, provided that such Acceptable Confidentiality Agreement shall not contain any provisions that would prevent Sellers from complying with its obligation to provide the required disclosure to Buyer pursuant to Section 6.13(d) and Section 6.13(e), and Sellers shall promptly provide Buyer with any non-public information concerning the Sellers’ business, present or future performance, financial condition, or results of operations provided to any third party, to the extent such information has not been previously provided to Buyer; and

(ii)           participate in discussions or negotiations with such Person or its Representatives regarding such Acquisition Proposal;

provided, in each case, prior to taking such actions referred to in Section 6.13(c)(i) or Section 6.13(c)(ii) the GeoMet Board determines in good faith, after consultation with outside legal counsel and financial advisors, that (A) the failure to take such action would be inconsistent with its fiduciary duties under applicable Legal Requirements and (B) such Acquisition Proposal constitutes a Superior Proposal.

(d)           Sellers shall promptly (and in any event within twenty-four (24) hours) provide (i) written notice to Buyer of receipt or delivery of any Acquisition Proposal, which notice shall identify the name of the Person making such Acquisition Proposal, and (ii) a copy of any such Acquisition Proposal, if made in writing, or a written summary of the material terms and conditions of such Acquisition Proposal, if not made in writing.  Sellers shall (i) promptly keep Buyer reasonably informed of the status and material terms and conditions of any such Acquisition Proposal (including any changes to such material terms and conditions), and (ii) promptly (and in any event within twenty-four (24) hours) upon receipt or delivery thereof, provide Buyer with copies of (A) all written materials provided to Sellers or any of their Representatives by the Person making such Acquisition Proposal or any of its Representatives that describe any material terms and conditions of such Acquisition Proposal (or that describe any subsequent changes to such material terms and conditions) and (B) all drafts and final versions of agreements (including schedules and exhibits thereto) relating to any Acquisition Proposal exchanged between any Seller or such Seller’s Representative, on the one hand, and the Person making such Acquisition Proposal or any of its Representatives, on the other hand.

(e)           Except as permitted by this Section 6.13(e), neither the GeoMet Board nor any committee thereof shall (i) withdraw (or modify or qualify in any manner adverse to Buyer), or resolve to or publicly propose to withdraw (or modify or qualify in a manner adverse to Buyer), the GeoMet Board Recommendation or otherwise take any action or make any public statement in connection with the transactions contemplated by this Agreement that is inconsistent with the GeoMet Board Recommendation, (ii) adopt, approve, endorse or recommend, or resolve to or publicly propose to adopt, approve, endorse or recommend, any Acquisition Proposal (any of the foregoing actions in clauses (i) and (ii), a “Change of Recommendation”) (it being agreed that a “stop, look and listen” communication by GeoMet Board to the GeoMet Stockholder pursuant to Rule 14d-9(f) of the Exchange Act shall not constitute a Change of Recommendation) or (iii) adopt, approve, endorse or recommend, or resolve to or publicly propose to adopt, approve, endorse or recommend, or allow any Seller or such Seller’s Affiliates to execute or enter into, any binding or non-binding letter of intent, option, joint venture, partnership or other arrangement or understanding in connection with any Acquisition Proposal (other than confidentiality agreements permitted under Section 6.3(c) pursuant to and in accordance with the limitations set forth therein). Notwithstanding the foregoing, the GeoMet Board may, prior to the receipt of the Requisite Stockholder Vote, make a Change of Recommendation (I) if an event, fact, development or occurrence that is unknown to the GeoMet Board as of the date of this Agreement becomes known to the GeoMet Board and if the GeoMet Board determines in good faith, after consultation with outside legal counsel and financial advisors, that the failure to make a Change of Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Legal Requirements or (II) in response to a Superior Proposal received by any Seller after the date of this Agreement that was not provided as a result of any violation by any Seller of its obligations under this Section 6.13 and, in response to such Superior Proposal, if the GeoMet Board determines to accept such Superior Proposal, cause this Agreement to be terminated pursuant to Section 6.4(b)(ii) and, immediately after such termination, enter into a definitive agreement with respect to such Superior Proposal, subject to satisfaction of its obligations under Section 6.4(d); provided, however, that the GeoMet Board shall not be entitled to effect a Change of Recommendation or exercise its right to terminate this Agreement pursuant to Section 6.4(b)(ii) until 11:59 p.m., Houston time, on the fourth Business Day following delivery of written notice to Buyer (“Notice Period”) from Sellers advising Buyer that the GeoMet Board intends to take such action, including, in the event that the GeoMet Board shall be effecting a Change of Recommendation or exercising its right to terminate this Agreement as a result of a Superior Proposal, a description of the material terms and conditions of any Superior Proposal and a copy of the proposed transaction agreement for any such Superior Proposal in the form to be entered into (it being understood and agreed that, in the event of an amendment to the financial terms or other material terms of such Superior Proposal, the GeoMet Board shall not be entitled to exercise such right based on such Superior Proposal, as so amended, until 11:59 p.m., Houston time, on the second Business Day following the expiration of the Notice Period with respect to such Superior Proposal as so amended).  In determining whether to terminate this Agreement in response to a Superior Proposal or to make a Change of Recommendation, the GeoMet Board shall take into account any proposals made by Buyer to amend the terms of this Agreement, and Sellers shall, and shall cause their financial advisor and legal counsel to negotiate with Buyer in good faith regarding any such proposals.

(f)            Nothing contained in this Agreement shall prohibit Sellers or the GeoMet Board from disclosing to the GeoMet Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, however, that (i) in no event shall this Section 6.13(f) (I) affect the obligations of Sellers specified in Section 6.13(a)(ii) and Section 6.13(d) or (II) permit the GeoMet Board to make a Change of Recommendation without complying with Section 6.3(e) and (ii) any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the GeoMet Board with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Change of Recommendation unless the GeoMet Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the GeoMet Board, without disclosing any Change of Recommendation.

6.14        GeoMet Proxy Statement; GeoMet Stockholders Meeting.

(a)           As promptly as reasonably practicable following the date of this Agreement (and in no event later than twenty (20) Business Days after the date of this Agreement), the Sellers shall, with the cooperation of Buyer, prepare and file the preliminary GeoMet Proxy Statement with the SEC.  Buyer shall reasonably cooperate with the Sellers in the preparation of the GeoMet Proxy Statement, including by providing the Sellers with any information regarding Buyer (or its Affiliates) that is reasonably required to be included in the GeoMet Proxy Statement.  The Sellers shall use their reasonable best efforts to respond to any comments of the SEC or its staff, to clear the preliminary GeoMet Proxy Statement with the SEC as promptly as practicable after filing and to cause the GeoMet Proxy Statement to be mailed to the GeoMet Stockholders as promptly as practicable after responding to all such comments to the satisfaction of the SEC.  The Sellers will advise Buyer, promptly after they receive notice thereof, of any request by the SEC or its staff for amendments or supplements to the GeoMet Proxy Statement or comments thereon and responses thereto or requests by the SEC or its staff for additional information.  The Sellers will promptly provide Buyer with copies of all correspondence between the Sellers (or their Representatives) and the SEC (or its staff) regarding the GeoMet Proxy Statement or the transactions contemplated by this Agreement.  No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to, the GeoMet Proxy Statement will be made by the Sellers, without providing Buyer and its outside legal counsel a reasonable opportunity to review and comment thereon (and the Sellers shall give reasonable consideration to all reasonable comments suggested by Buyer or its counsel).  If at any time prior to the GeoMet Stockholders Meeting there shall occur any event that is required to be set forth in an amendment or supplement to the GeoMet Proxy Statement, the Sellers shall as promptly as reasonably practicable prepare and mail to the GeoMet Stockholders such an amendment or supplement.

(b)           As promptly as reasonably practicable following the clearance of the GeoMet Proxy Statement by the SEC, the Sellers, acting through the GeoMet Board, shall (i) take all lawful action necessary to duly call, give notice of, convene and hold a GeoMet Stockholders Meeting for the purpose of obtaining the Requisite Stockholder Vote and not postpone or adjourn the GeoMet Stockholders Meeting except to the extent required by applicable Legal Requirements or to the extent the GeoMet Board or any committee thereof reasonably believes that such postponement or adjournment is consistent with its fiduciary duties under applicable Legal Requirements and (ii) subject to the right of the GeoMet Board to effect a Change in Recommendation pursuant to Section 6.13, use its reasonable best efforts to solicit from the GeoMet Stockholders proxies in favor of the approval of this Agreement and the transactions contemplated hereby.

ARTICLE VII
MISCELLANEOUS

7.1          Notices.  Any notice, request demand, statement or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, or if telegraphed, or by courier, or mailed by certified mail, return receipt requested, when actually received, and may be given as follows:

If to Buyer:

Joel S. Heiser

Associate General Counsel, and

General Counsel of the E & P Division

Atlas Energy, L.P.

3500 Massillon Road, Suite 100

Uniontown, Ohio 44685

jheiser@atlasenergy.com

Ph:   (330) 563-0286

Fax: (330) 896-8518

If to Parent:

Joel S. Heiser

Associate General Counsel, and

General Counsel of the E & P Division

Atlas Energy, L.P.

3500 Massillon Road, Suite 100

Uniontown, Ohio 44685

jheiser@atlasenergy.com

Ph:   (330) 563-0286

Fax: (330) 896-8518

If to Sellers:

GeoMet, Inc.

909 Fannin Street, Suite 1850

Houston, Texas 77002

Attention: Bill Rankin

Phone: (713) 287-2253

Fax: (713) 659-3855

Or to such other address as such Party may designate by ten (10) days advance written notice to the other Party.

7.2          Entire Agreement.  This Agreement embodies all of the representations, warranties and agreements of the Parties hereto with respect to the subject matter hereof, and all prior understandings, representations and warranties (whether oral or written) with respect to such matters are superseded.  This Agreement may not be amended, modified, waived, discharged or terminated except by an instrument in writing signed by the Party or an executive officer of a corporate Party against whom enforcement of the change, waiver, discharge or termination is sought.

7.3          Severability.  The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

7.4          Assignment.  This Agreement may not be assigned by either Party without the prior written consent of the other Party.

7.5          Successors.  Subject to Section 7.4 above, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns.

7.6          Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement.

7.7          Drafting.  The Parties acknowledge that each Party was actively involved in the negotiation and drafting of this Agreement and that no law or rule of construction shall be raised or used in which the provisions of this Agreement shall be construed in favor or against either Party hereto because one is deemed to be the author thereof.

7.8          Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without giving effect to conflicts of laws provisions, except to the extent that the laws of the state any of the Assets are located are mandatorily applicable to real property matters.

7.9          WAIVER OF JURY TRIAL; VENUE.

(a)           WAIVER OF JURY TRIAL. EACH PARTY HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES ITS RIGHT TO A JURY TRIAL IN ANY LAWSUIT, ACTION, OR PROCEEDING BETWEEN OR AMONG THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(b)           VENUE. EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE DELAWARE CHANCERY COURT OR, IF SUCH COURT SHALL NOT HAVE JURISDICTION, ANY FEDERAL COURT LOCATED IN THE STATE OF DELAWARE OR OTHER DELAWARE STATE COURT, AND HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION MAY BE HEARD AND DETERMINED IN SUCH DELAWARE STATE OR FEDERAL COURT.  EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION. THE PARTIES FURTHER AGREE, TO THE EXTENT PERMITTED BY LAW, THAT A FINAL AND UNAPPEALABLE JUDGMENT AGAINST ANY OF THEM IN ANY ACTION CONTEMPLATED ABOVE SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN ANY OTHER JURISDICTION BY SUIT ON THE JUDGMENT, A CERTIFIED COPY OF WHICH SHALL BE CONCLUSIVE EVIDENCE OF THE FACT AND AMOUNT OF SUCH JUDGMENT.

7.10        Paragraph Headings.  The paragraph headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect any provision hereof.

7.11        Costs.  Each Party agrees to bear its legal, accounting and other fees incurred in the negotiation of the transaction contemplated hereby, the conduct of its due diligence and the preparation of the documents addressed herein.

7.12        Survival of Provisions.  The representations and warranties and covenants of Sellers and Buyer set forth in this Agreement and in any instrument delivered in connection herewith shall survive the Closing except as expressly provided herein.

7.13        Schedules/Exhibits.  The Schedules and Exhibits attached hereto, together with all documents incorporated by reference therein, form an integral part of this Agreement and are hereby incorporated into this Agreement wherever reference is made to them to the same extent as if they were set out in full at the point at which such reference is made.

7.14        Casualty Loss.  If, prior to Closing, any of the Assets are materially damaged or destroyed by fire, blowout or other casualty (“Casualty Defect”), each Seller shall notify Buyer promptly after such Seller learns of such event.  Sellers shall have the right, but not the obligation, to cure any such Casualty Defect by repairing such damage or, in the case of personal property or fixtures, replacing the Assets affected thereby with equivalent items, no later than the date of Closing.  If the Defect Value of such affected Assets is determined to be less than 15% of the Purchase Price, Buyer shall proceed to purchase the Assets and, at the option of Buyer, either (a) the Purchase Price will be reduced by the Defect Value of the Assets attributable to the Casualty Defects and Sellers shall retain all insurance proceeds and claims against third parties in respect of any such Casualty Defect, or (b) Sellers shall assign to Buyer all of their rights to receive insurance proceeds, and all claims against third parties, in each case in respect of any such Casualty Defect, and the Purchase Price will be reduced by an amount equal to the sum of Sellers’ retention or deductible under Sellers’ insurance policies, plus the amount by which such aggregate reduction in value exceeds Sellers’ insurance policies limits.  If the Defect Value attributable to Casualty Defects equals or exceeds 15% of the Purchase Price, Buyer will have the right to terminate this Agreement pursuant to Section 6.4(a).

7.15        Employees.  Buyer shall have the right and option to interview and determine whether or not to hire any field level employee of the Sellers identified on Schedule 7.15. The base pay that Buyer extends to any employee for employment with Buyer and that Buyer provides to such employee for the twelve (12) month period following the Closing Date shall not be less than the annual base pay paid by the Sellers to such employee prior to the Closing Date. Buyer’s offer of employment to any employee may be conditioned upon Buyer’s usual hiring procedures and standards, including but not limited to successful completion of a background check, drug test and driving record check, and also upon the occurrence of the Closing. Buyer’s offer of employment to any employee also will be conditioned upon such employee resigning their employment with Sellers and executing a resignation letter substantially in the form of Exhibit F. Sellers shall have the right to review the documents evidencing Buyer’s offers of employment described in the preceding sentence for compliance with the terms of this Agreement at least five (5) days prior to any distribution of such documents to the applicable employee.  No later than five (5) days prior to the Closing Date, Buyer shall notify the Sellers as to each employee who has accepted employment with Buyer, which acceptance may be conditioned upon the occurrence of the Closing, and each employee who has rejected Buyer’s offer of employment.  Buyer shall indemnify and hold harmless the Sellers and each of their officers, agents, employees and Affiliates with respect to all liabilities caused by Buyer’s conduct in regards to the employment offer process described in this Section 7.15 (including any claim of discrimination or other illegality in such selection and offer process).  For the avoidance of doubt, nothing in this Section 7.15 shall affect the right of the Sellers (or any of their Affiliates) to terminate the employment of an employee for any reason or at any time.

7.16        Signs and Operatorship.  As soon as reasonably practical after the Closing Date Buyer shall (i) qualify to operate all Wells that are currently operated by Operator, (ii) remove the Sellers’ (and any Affiliate’s) name and signs from the operated Properties and (iii) erect or install all signs in compliance with applicable governmental rules and regulations, including but not limited to, those showing Buyer as operator of the operated Properties.

7.17        Time of the Essence. Time is of the essence in this Agreement and with respect to the covenants, obligations and agreements evidenced hereby.

7.18        Waiver of Certain Damages.  Each of the Parties hereby waives and agrees not to seek consequential, special, exemplary or punitive damages, lost profits, lost business opportunities, or diminution in value with respect to any claim, proceeding, controversy or dispute arising out of or relating to this Agreement or the breach hereof, including any indemnification claim pursuant hereto, other than any such damages payable to any third party in respect of which a Party is otherwise entitled to indemnification hereunder.

7.19        INDEMNITY OBLIGATION.

(a)           BUYER, INCLUDING ITS SUCCESSORS AND ASSIGNS, SHALL RELEASE SELLERS FROM AND SHALL FULLY PROTECT, INDEMNIFY AND DEFEND SELLERS AND THEIR RESPECTIVE OFFICERS, AGENTS, EMPLOYEES AND AFFILIATES AND HOLD THEM HARMLESS FROM AND AGAINST ANY AND ALL CLAIMS RELATING TO, ARISING OUT OF, OR CONNECTED, DIRECTLY OR INDIRECTLY, WITH (A) ANY BREACH OF BUYER’S REPRESENTATIONS, WARRANTIES OR COVENANTS HEREUNDER, OR (B) THE ASSUMED LIABILITIES (COLLECTIVELY, THE “BUYER INDEMNIFIED CLAIMS”).  The Sellers shall use commercially reasonable efforts to minimize damages and shall act in good faith and in a timely manner in responding to, defending against, settling or otherwise dealing with Buyer Indemnified Claims. The Parties shall cooperate in any such defense and give each other reasonable access to all information relevant thereto.  The Sellers shall not have the right to settle any Buyer Indemnified Claims, without Buyer’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.  Notwithstanding anything in this Agreement to the contrary, in no event shall Buyer’s, including its successors and assigns, (i) aggregate liability, cost, damages and losses for all Buyer Indemnified Claims under this Section 7.19(a), except for with respect to the Fundamental Representations, exceed 20% of the Purchase Price, (ii) aggregate liability, cost, damages and losses for Buyer Indemnified Claims with respect to the Fundamental Representations exceed the Purchase Price, (iii) with respect to the Fundamental Representations, have any obligation or liability with respect to any Claims arising under or relating to this Agreement or any Buyer Indemnified Claims to the extent that written notice of such Claim is not provided to Buyer within one year after Closing, and (iv) except for with respect to the Fundamental Representations, have any obligation or liability with respect to any Claims arising under or relating to this Agreement or any Buyer Indemnified Claims to the extent that written notice of such Claim is not provided to Buyer within ninety (90) days after Closing.

(b)           EACH SELLER, INCLUDING ITS SUCCESSORS AND ASSIGNS, SHALL RELEASE BUYER FROM AND SHALL FULLY PROTECT, INDEMNIFY AND DEFEND BUYER AND ITS OFFICERS, AGENTS, EMPLOYEES AND AFFILIATES AND HOLD THEM HARMLESS FROM AND AGAINST ANY AND ALL CLAIMS RELATING TO, ARISING OUT OF, OR CONNECTED, DIRECTLY OR INDIRECTLY, WITH THE FOLLOWING (COLLECTIVELY, THE “SELLER INDEMNIFIED CLAIMS”):

(i)            the Excluded Liabilities;

(ii)           (Certain Representations) any breach by such Seller of any Fundamental Representation; provided such Seller shall not have any liability for claims made under this clause (ii) if no notice of any Claim hereunder is received by such Seller within one year following the Closing Date;

(iii)          (Other Representations) any breach by such Seller of any of its representations or warranties under Article IV not listed in clause “(ii)” above; provided such Seller shall not have any liability for claims made under this clause (iii) if no notice of any Claim hereunder is received by such Seller within 90 days following the Closing Date;

(iv)          (Covenants and Agreements) any breach by such Seller of its covenants or agreements under this Agreement provided that such Seller shall not have any liability for claims made under this clause (iv) for breach of a covenant or agreement after 90 days after the applicable covenant or agreement was required to be performed by such Seller;

(v)           (Royalties) any Royalties, overriding royalties, production payments net profits and similar interests payable on or attributable to Production from the Assets during the period prior to the Effective Date that such Seller operated the Assets; provided such Seller shall not have any liability for claims made under this clause (v) if no notice of any Claim hereunder is received by such Seller within 90 days following the Closing Date;

(vi)          (Taxes) any Taxes based on or measured by the ownership of the Assets or Production therefrom with respect to periods prior to the Effective Date that such Seller owned the Assets; provided such Seller shall not have any liability for claims made under this clause (vi) if no notice of any Claim hereunder is received by such Seller within 90 days following the Closing Date;

(vii)         (Employee Claims) any claim by any employee of such Seller with respect to his employment by such Seller;

(viii)        (Personal Injury) any claim by any employee of such Seller or any other person for personal injury or wrongful death which is attributable to events occurring during the period prior to the Effective Date that such Seller owned the Assets;

(ix)          (Offsite Disposal) the disposal, treatment or recycling prior to the Closing Date by such Seller (or by any third party at the express direction of such Seller) at any location off the Leases of hazardous materials generated as a result of or in connection with the operation of the Assets; and

(x)           (Criminal Fines and Penalties) any criminal fines and penalties attributable to such Seller’s ownership or operation of the Assets prior to the Effective Date.

Notwithstanding anything in this Agreement to the contrary, in no event shall the Sellers’, including its successors and assigns, (i) aggregate liability, cost, damages and losses for all Seller Indemnified Claims under this Section 7.19(b), except for with respect to the Fundamental Representations, exceed 20% of the Purchase Price, (ii) aggregate liability, cost, damages and losses for Seller Indemnified Claims with respect to the Fundamental Representations exceed the Purchase Price, (iii) except for with respect to the Fundamental Representations, have any obligation or liability with respect to any Claims arising under or relating to this Agreement or any Seller Indemnified Claims to the extent that written notice of such Claim is not provided to Sellers within 90 days following the Closing Date and (iv) with respect to the Fundamental Representations, have any obligation or liability with respect to any Claims arising under any Fundamental Representation to the extent that written notice of such Claim is not provided to Sellers within one (1) year following the Closing Date.  Each Seller hereby covenants to maintain on hand sufficient cash to meet any of such Seller’s indemnity obligations pursuant to this Section 7.19(b).

Buyer shall use commercially reasonable efforts to minimize damages and shall act in good faith and in a timely manner in responding to, defending against, settling or otherwise dealing with Seller Indemnified Claims.  The Parties shall cooperate in any such defense and give each other reasonable access to all information relevant thereto.  Buyer shall not have the right to settle any Seller Indemnified Claims without Sellers’ prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.

7.20        Financial Information.  From and after the date of this Agreement until the determination date of the Final Adjusted Purchase Price (the “Access Period”), Sellers shall, and shall cause their Affiliates and Representatives to, provide reasonable cooperation to Buyer, its Affiliates and their Representatives in connection with Buyer’s or its Affiliates’ filings, if any, that may be required by the SEC, under securities Legal Requirements applicable to Buyer and its Affiliates (collectively, the “Filings”).  During the Access Period, Sellers agree to make available to Buyer and its Affiliates and their Representatives any and all books, records, information and documents that are attributable to the Assets in Sellers’ or its Affiliates’ possession or control and access to Sellers’ and its Affiliates’ personnel, in each case as reasonably required by Buyer, its Affiliates and their agents and representatives in order to prepare, if required, in connection with the Filings, financial statements meeting the requirements of Regulation S-X under the Securities Act of 1933, along with any documentation attributable to the Assets or otherwise related to Sellers or their Affiliates required to complete any audit associated with such financial statements (it being acknowledged that Sellers shall not be required to provide any pro-formas and forward-looking statements).  During the Access Period, Sellers shall, and shall cause their Affiliates to, provide reasonable cooperation to the independent auditors chosen by Buyer (“Buyer’s Auditor”) in connection with any audit by Buyer’s Auditor of any financial statements of the Assets or of Sellers or their Affiliates that Buyer or any of its Affiliates requires to comply with the requirements of the Securities Act of 1933 or the Exchange Act with respect to any Filings.  During the Access Period, Sellers and their Affiliates shall retain all books, records, information and documents relating to the Assets for the three fiscal years prior to January 1, 2014 and the period from January 1, 2014 through the Closing Date.  Buyer will reimburse Sellers and their Affiliates, within 10 Business Days after demand in writing therefor, for any reasonable out-of-pocket costs incurred by Sellers and their Affiliates in complying with the provision of this Section 7.20.  Notwithstanding the foregoing, nothing herein shall expand Sellers’ representations, warranties, covenants or agreements set forth in this Agreement or give Buyer, its Affiliates or any third party any rights to which it is not entitled hereunder.  Buyer hereby releases Sellers and their respective officers, agents, employees and Affiliates, and shall fully protect, defend, indemnify and hold such Persons harmless from and against, in each case, any and all Claims relating to, arising out of or connected with, directly or indirectly, any actions, representations or certifications of Sellers’ and their Affiliates’ personnel or auditors with respect to the access, records and cooperation provided pursuant to this Section 7.20, or Buyer’s use of the information contained in such records, or the inclusion of such financial records in any debt or equity offering documents or related materials.  THESE INDEMNITY AND DEFENSE OBLIGATIONS APPLY REGARDLESS WHETHER SUCH CLAIMS ARE ATTRIBUTABLE TO OR ARISE OUT OF, SOLELY OR IN PART, THE SOLE, ACTIVE, GROSS, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY ANY SELLER OR SUCH SELLER’S OFFICERS, AGENTS, EMPLOYEES AND AFFILIATES; PROVIDED HOWEVER THE FOREGOING INDEMNITY AND DEFENSE OBLIGATIONS SHALL NOT APPLY WITH RESPECT TO THE WILLFUL MISCONDUCT OF ANY MEMBER OF ANY SELLER OR SUCH SELLER’S OFFICERS, AGENTS, EMPLOYEES AND AFFILIATES.

7.21        Guaranty of Performance.  Parent joins in the execution of this Agreement for the limited purpose of providing an irrevocable guaranty to and in favor of Sellers of the due payment and performance by Buyer of all of Buyer’s obligations pursuant to this Agreement.  Parent’s guaranty hereunder is a primary obligation of Parent and shall be construed as unconditional and absolute.  Sellers may resort to Parent for the payment or performance of any of Buyer’s obligations under this Agreement whether or not Sellers shall have attempted to institute suit, collect or exhaust remedies against Buyer or any other party prior to seeking payment hereunder, or for Sellers to join Buyer in any suit brought under this Section 7.21.  Parent hereby waives any and all rights of subrogation to which Parent may otherwise be entitled against Buyer as a result of any payment made by Parent pursuant to this Section 7.21 or otherwise under this Agreement unless and until all of Buyer’s and Parent’s obligations under this Agreement are fully and finally paid in full and otherwise performed. This guaranty pursuant to this

Section 7.21 is a continuing guaranty and is binding as a continuing obligation of Parent until expiration of Buyer’s indemnification period pursuant to Section 7.19(a), and cannot be assigned without the prior written consent of Sellers, such consent to be at Sellers’ sole and absolute discretion. Parent hereby represents and warrants to Sellers that (i) Parent is a limited partnership duly organized and validly existing under the laws of the state of Delaware, (ii) Parent possesses all requisite power and authority to enter into this Agreement and to perform the obligations contained herein and this Agreement has been duly and validly authorized by all requisite limited partnership action on the part of Parent and (iii) this Agreement constitutes the legal, valid and binding obligation of Parent. Sections 7.1 through 7.11 of this Agreement are hereby incorporated by reference into this Section 7.21, mutatis mutandis, as a part hereof for all purposes.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the day and year first above written.

SELLERS:

GEOMET, INC.

By:	/s/ William C. Rankin
Name:	William C. Rankin
Title:	President

GEOMET OPERATING COMPANY, INC.

By:	/s/ William C. Rankin
Name:	William C. Rankin
Title:	President

GEOMET GATHERING COMPANY, LLC

By:	/s/ William C. Rankin
Name:	William C. Rankin
Title:	Member

Signature Page to Asset Purchase Agreement

BUYER:

ARP MOUNTAINEER PRODUCTION, LLC

	By:	Atlas Energy Holdings Operating Company, LLC

	By:	/s/ Jonathan Z. Cohen
Jonathan Z. Cohen
CEO

Joined by Parent for the sole purpose of Section 7.21:

PARENT:

ATLAS RESOURCE PARTNERS, L.P.

	By:	Atlas Resource Partners GP, LLC,
its general partner

	By:	/s/ Jonathan Z. Cohen
Jonathan Z. Cohen
Vice Chairman

Signature Page to Asset Purchase Agreement